Exhibit 99.1

Management Information Circular

Notice of Annual Meeting of Shareholders

April 24, 2019

cenovus
ENERGY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual Meeting of Shareholders (the “Meeting”) of Cenovus Energy Inc. (the “Corporation”) will be held on Wednesday, April 24, 2019 at 1:00 p.m. Calgary time in The Metropolitan Conference Centre, Metropolitan Ballroom, 333 – 4 Avenue S.W., Calgary, Alberta, Canada for the following purposes (with reference to the relevant section of the management information circular (the “Circular”) for additional details):

1.	to receive the consolidated financial statements of the Corporation, together with the auditor’s report thereon, for the year ended December 31, 2018;

2.	to appoint auditors of the Corporation (see Appointment of Auditors);

3.	to elect directors of the Corporation (see Election of Directors);

4.	to consider, and if deemed fit, approve a non-binding advisory resolution on the Corporation’s approach to executive compensation (see Shareholder Advisory Vote on Executive Compensation);

5.	to consider the shareholder proposal (see Shareholder Proposal) as further described in Schedule A to the Circular; and

6.	to transact such other business as may properly be brought before the meeting or any adjournments thereof.

You are entitled to receive notice of and vote at the Meeting if you are a holder of common shares of the Corporation (a “shareholder”) at the close of business on March 1, 2019.

Notice and Access. We are using the “notice and access” procedure adopted by the Canadian Securities Administrators (“CSA”) for the delivery of the Circular. The principal benefit of the notice and access procedure is that it reduces costs and the environmental impact of producing and distributing large quantities of paper documents. Shareholders who have consented to delivery of materials are receiving this Notice of Meeting in an electronic format. For additional information, see Voting and Proxies Questions & Answers in the Circular. You should access and review all information contained in the Circular before voting.

Registered and Non-Registered (Beneficial) Shareholders. If you are a registered shareholder, you have a choice of voting by proxy on the internet, by telephone, by mail or by fax using your proxy form to appoint another person to attend the Meeting and act for you, or voting in person by attending the Meeting. If you are a non-registered (beneficial) shareholder, you must vote using your voting instruction form, which typically allows you to vote by proxy on the internet, by telephone, by mail or by fax and, if you want to vote in person at the Meeting, you must appoint yourself as a proxyholder. If you vote by proxy on the internet, by telephone, by mail or by fax in advance of the Meeting, your vote will be counted, whether or not you attend the Meeting. Even if you attend the Meeting, you may find it convenient to vote in advance. Please refer to your proxy form or voting instruction form, as applicable, and to the Voting and Proxies Questions & Answers section in the Circular for assistance in determining whether you are a registered or non-registered (beneficial) shareholder and for more information on the voting methods available to you.

Completed proxy forms must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 1:00 p.m. Calgary time on April 22, 2019 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form.

Your vote is important. Please read the enclosed materials carefully. If you have questions about any of the information or require assistance in completing your proxy form or voting instruction form, as the case may be, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-888-518-6554 or by email at contactus@kingsdaleadvisors.com. A live webcast of the Meeting will be available on our website at cenovus.com.

Shareholders, proxyholders and guests will be required to present government-issued photo identification prior to being permitted to enter the Meeting. For the safety and security of all those in attendance, the Corporation’s authorized representatives may also inspect bags and shall be entitled to request that bags not be brought into the Meeting.

Only registered shareholders and proxyholders are entitled to participate and vote in the business of the Meeting. Persons who are not registered shareholders or proxyholders who wish to attend the Meeting as a registered guest should request permission to attend in advance of the Meeting via email to investor.relations@cenovus.com, by telephone at 1-403-766-7711 (toll-free in Canada at 1-877-766-2066) or by mail to Investor Relations, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5. Persons not entitled or required to be present at the Meeting, including registered guests, may be admitted only with the consent of the Chair of the Meeting or with consent of the Meeting.

By order of the board of directors of Cenovus Energy Inc.

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

Calgary, Alberta

March 1, 2019

Cenovus Energy Inc.	2019 Management Information Circular

INVITATION LETTER

Dear fellow shareholders:

On behalf of Cenovus Energy Inc.’s board of directors, management and employees, we invite you to attend our 2019 Annual Meeting of Shareholders (the “Meeting”). The Meeting will be held on Wednesday, April 24, 2019 at 1:00 p.m. Calgary time in The Metropolitan Conference Centre, Metropolitan Ballroom, 333 – 4 Avenue S.W., Calgary, Alberta, Canada. The items of business to be considered and acted on at the Meeting are described in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc. and accompanying management information circular.

Following the formal portion of the Meeting, management will review our 2018 financial and operational performance, provide an overview of priorities for 2019 and open the floor to questions from shareholders. If you cannot attend the Meeting, we are pleased to offer a live webcast, available on our website at cenovus.com.

Your vote is important to us. Your vote will be counted, whether you vote in person at the Meeting or vote in advance of the Meeting by proxy on the internet, by telephone, by mail or by fax. Even if you attend the Meeting, you may find it convenient to vote in advance.

We have included a Voting and Proxies Questions & Answers section in the accompanying management information circular, or you can contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisor, toll-free in North America at 1-888-518-6554 or by email at contactus@kingsdaleadvisors.com, for assistance voting or if you have questions relating to the enclosed materials.

Our 2018 Annual Report is available on our website at cenovus.com. We encourage you to visit our website throughout the year for updated information and to find out more about our business.

Yours truly,

/s/ Patrick D. Daniel	/s/ Alexander J. Pourbaix
Patrick D. Daniel	Alexander J. Pourbaix
Chair of the Board	President & Chief Executive Officer

Cenovus Energy Inc.	2019 Management Information Circular

1	VOTING AND PROXIES QUESTIONS & ANSWERS

5	BUSINESS OF THE MEETING

5	FINANCIAL STATEMENTS

5	APPOINTMENT OF AUDITORS

5	ELECTION OF DIRECTORS

6	SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

7	SHAREHOLDER PROPOSAL

8	INFORMATION ON DIRECTOR NOMINEES

8	DIRECTOR NOMINEES

19	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

20	CORPORATE GOVERNANCE

20	OUR COMMITMENT TO SHAREHOLDER ENGAGEMENT

21	DIRECTOR COMPENSATION

21	PHILOSOPHY

21	GOVERNANCE

25	EXECUTIVE COMPENSATION

25	LETTER TO SHAREHOLDERS

26	COMPENSATION DISCUSSION AND ANALYSIS

27	COMPENSATION GOVERNANCE

27	ROLE OF THE BOARD AND HRC COMMITTEE

32	EXECUTIVE COMPENSATION PROGRAM DESIGN

32	ELEMENTS OF COMPENSATION

35	2018 EXECUTIVE COMPENSATION

35	2018 NAMED EXECUTIVE OFFICERS

35	2018 EXECUTIVE COMPENSATION DECISIONS

40	COMPENSATION TABLES

40	Summary Compensation Table

41	Outstanding Option-Based and Share-Based Awards

42	Incentive Plan Awards – Value Vested or Earned During the Year

42	Defined Benefit Plan Table

43	Defined Contribution Plan Table

43	Termination and Change of Control Benefits

44	Termination and Change of Control Benefits Table

45	Executive Share Ownership Status

45	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

46	ADDITIONAL INFORMATION

A-1	SCHEDULE A – SHAREHOLDER PROPOSAL

B-1	SCHEDULE B – SUMMARY OF STOCK OPTION PLAN AND ADDITIONAL COMPENSATION PLAN INFORMATION

C-1	SCHEDULE C – CORPORATE GOVERNANCE

C-1	BOARD OF DIRECTORS – INDEPENDENCE OF BOARD MEMBERS

C-1	BOARD OF DIRECTORS’ ROLE

C-2	BOARD OF DIRECTORS’ MANDATE

C-3	POSITION GUIDELINES

C-4	BOARD ASSESSMENT AND RENEWAL

C-6	DIVERSITY

C-8	ETHICAL BUSINESS CONDUCT

C-9	OTHER PUBLIC COMPANY BOARD MEMBERSHIPS

C-10	DIRECTOR MEETING ATTENDANCE

C-11	BOARD COMMITTEES

ADVISORY

Cenovus Energy Inc.	2019 Management Information Circular

VOTING AND PROXIES QUESTIONS & ANSWERS

This management information circular (the “Circular”) dated March 1, 2019 is delivered in connection with the solicitation by or on behalf of management (“Management”) of Cenovus Energy Inc. (“Cenovus”, the “Corporation”, the “Company”, “we”, “us” or “our”) of proxies for use at the annual meeting of shareholders (the “Meeting”) to be held on Wednesday, April 24, 2019 at 1:00 p.m. Calgary time in The Metropolitan Conference Centre, Metropolitan Ballroom, 333 – 4 Avenue S.W., Calgary, Alberta, Canada, for the purposes indicated in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc.

The solicitation will be primarily by mail, but proxies may also be solicited personally by directors, employees or agents of Cenovus. We have also retained Kingsdale Advisors to solicit proxies for us in Canada and the United States (“U.S.”) at a fee of approximately $40,000, plus out-of-pocket expenses. The cost of soliciting proxies will be borne by Cenovus. Additionally, Cenovus may utilize the Broadridge QuickVoteTM service to assist Non-Registered (Beneficial) Shareholders with voting their common shares of the Corporation (“Common Shares”), over the telephone.

Your vote is very important to us. If you have any questions about any of the information in this Circular or require assistance in completing your proxy form or your voting instruction form, please contact our proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-888-518-6554 or by email at contactus@kingsdaleadvisors.com.

Completed proxy forms must be received by our transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”), no later than 1:00 p.m. Calgary time on April 22, 2019 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. Completed voting instructions must be returned in accordance with the instructions on the proxy form.

Unless otherwise stated, the information contained in this Circular is given as at the close of business on March 1, 2019 and dollar amounts are expressed in Canadian dollars. As at March 1, 2019, to the knowledge of the directors and executive officers of Cenovus, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10 percent or more of the voting rights attached to the Common Shares other than ConocoPhillips Company, who owns 208,000,000 common shares of Cenovus representing 16.9 percent of Cenovus’s issued and outstanding Common Shares.

Am I entitled to vote? You are entitled to vote if you were a holder of Common Shares as of the close of business on March 1, 2019, the record date for the Meeting. Each holder is entitled to one vote for each Common Share held on such date.

A simple majority (50 percent plus one) of votes cast in person or by proxy at the Meeting is required to approve each of the matters to be voted on that are described herein, except for the advisory resolution on executive compensation, which is not binding on the Corporation. As of March 1, 2019, there were 1,228,789,845 issued and outstanding Common Shares.

What matters are to be voted on?

The appointment of auditors; the election of directors; a non-binding advisory resolution on our approach to executive compensation; and the shareholder proposal described in Schedule A to this Circular (the “Shareholder Proposal”).

What if there are amendments? As of the date of this Circular, Management is not aware of any amendment, variation or other matter that will come before the Meeting. If you attend the Meeting and are eligible to vote, you can vote on any amendment, variation or other matters that properly come before the Meeting in accordance with your wishes. If you are voting by proxy, the persons named in the proxy form will have discretionary authority to vote on any such amendment, variation or other matter.

How can I vote? The easiest way to vote is by proxy on the internet, by telephone, by mail or by fax. Only registered shareholders and duly appointed proxyholders can vote at the Meeting in person. Procedures for each voting method depend on whether you are a registered shareholder of the Corporation (a “Registered Shareholder”) or a non-registered (beneficial) shareholder of the Corporation (a “Non-Registered (Beneficial) Shareholder”).

How will Meeting materials be delivered? Notice and access is being used to deliver this Circular (and other meeting-related materials, including the Corporation’s audited consolidated financial statements for the fiscal year ended December 31, 2018, together with the auditor’s report therein and related management’s discussion and analysis, collectively, the “Annual Report”), to both Registered Shareholders and Non-Registered (Beneficial) Shareholders. This means that the Circular and Annual Report will be posted online for shareholders to access electronically. You will receive a package in the mail with a notice (the ‘‘Notice’’) outlining the matters to be addressed at the Meeting and explaining how to access and

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review the Circular and Annual Report electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your Common Shares. All applicable Meeting related materials will be indirectly forwarded to Non-Registered (Beneficial) Shareholders at Cenovus’s expense.

Notice and access is an environmentally friendly and cost effective way to distribute the Circular and Annual Report because it reduces printing, paper and postage.

How can I request a paper copy of the Circular and proxy-related materials? Both Registered Shareholders and Non-Registered (Beneficial) Shareholders can request a paper copy of the Circular and Annual Report for up to one year from the date it is filed on SEDAR (sedar.com). The Circular and Annual Report will be sent to you at no charge. If you would like to receive a paper copy of the Circular and/or Annual Report, please follow the instructions provided in the Notice. If you request a paper copy of the Circular and/or Annual Report, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Cenovus will provide paper copies of the Circular and Annual Report to shareholders who have standing instructions to receive, or for whom Cenovus has otherwise received a request to provide, paper copies of materials.

What is electronic delivery? Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as this Circular and our annual report and quarterly reports are available on our website. If you wish, you may elect to be notified by e-mail when documentation is posted on our website. Electronic delivery will save paper, reduce our impact on the environment and reduce costs.

How do I know if I am a Registered or Non-Registered (Beneficial) Shareholder?

•	Registered Shareholder: You are a Registered Shareholder if your Common Shares are registered in your name and you have a share certificate or a direct registration advice evidencing ownership.

•	Non-Registered (Beneficial) Shareholder: You are a Non-Registered (Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary (each, an “Intermediary”) holds your Common Shares.

•	If you are not sure if you are a Registered Shareholder or Non-Registered (Beneficial) Shareholder, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-888-518-6554 or by email at contactus@kingsdaleadvisors.com.

What is the deadline for receiving my proxy form or voting instruction form?

•	Registered Shareholders: If you are voting your Common Shares by proxy form, Computershare must receive your completed proxy form no later than 1:00 p.m. Calgary time on April 22, 2019 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting.

•	Non-Registered (Beneficial) Shareholders: Your completed voting instruction form must be returned on or before the deadline specified on the form.

•	The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice.

How do I vote if I am a Registered Shareholder? A Registered Shareholder may vote in one of the following ways:

•	Internet: Go to the website indicated on the proxy form and follow the instructions. You will need your control number which is noted on your proxy form.

•	Telephone: Call 1-866-732-8683 (toll-free in North America) and follow the voice instructions. You will need your control number which is noted on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

•	Mail: Complete, sign and date your proxy form and return it to Computershare in the envelope provided.

•	Fax: Complete, sign and date your proxy form and send it by fax to Computershare at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America).

•	In person: You do not need to complete or return your proxy form. Before entering the Meeting, please identify yourself as a Registered Shareholder to a Computershare representative at the table identified as “Shareholder Registration” to register your attendance. To enter the Meeting, please bring government–issued photo identification.

How do I vote if I am a Non-Registered (Beneficial) Shareholder?

•	You will receive a voting instruction form from your Intermediary asking for your voting instructions before the Meeting. Follow these

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instructions carefully to ensure your Common Shares are voted in accordance with your instructions. Please contact your Intermediary if you did not receive a voting instruction form.

•	Vote by proxy: In most cases, a voting instruction form allows you to vote by proxy by providing your voting instructions on the internet, by telephone, by mail or by fax. If you have the option of providing your voting instructions on the internet or by telephone, go to the website or call the number indicated on your voting instruction form and follow the instructions. You will need your control number which is noted on your voting instruction form.

•	Vote in person: You can vote your Common Shares in person at the Meeting if you appoint yourself as the proxyholder for your Common Shares before the Meeting by following the instructions on your voting instruction form and returning the completed form in accordance with its instructions. Before entering the Meeting, please identify yourself as a proxyholder to a Computershare representative at the table identified as “Shareholder Registration” to register your attendance. To enter the Meeting, please bring government–issued photo identification.

How does voting by proxy work?

When you sign or electronically submit, as applicable, the proxy form, you authorize appointees, Patrick D. Daniel, Chair of our board of directors, or failing him, Alexander J. Pourbaix, President & Chief Executive Officer, and a member of our board of directors, to vote your Common Shares for you at the Meeting according to your instructions. See “How will my Common Shares be voted if I vote by proxy” below for further details.

You have the right to appoint a person other than the directors designated in the enclosed proxy form as proxyholder, by following the steps below:

•	If you are submitting your proxy on the internet, follow the instructions on the website on how to appoint someone else as your proxyholder. If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder. If you are submitting your proxy by mail or fax, write the name of the person you are appointing as proxyholder in the space provided.

•	Make sure the person you appoint is aware that he or she has been appointed as a proxyholder and is planning to attend the Meeting for your vote to count.

•	On arrival at the Meeting, the proxyholder should identify themselves as a proxyholder to a

Computershare representative at the table identified as “Shareholder Registration” to register their attendance. To enter the Meeting, the proxyholder is asked to bring government – issued photo identification.

•	If you are an individual shareholder, you or your authorized attorney must sign or electronically submit, as applicable, the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign or electronically submit, as applicable, the proxy form.

If you need help completing your proxy form, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-888-518-6554 or by email at contactus@kingsdaleadvisors.com.

How will my Common Shares be voted if I vote by proxy? You can:

•	Choose to vote “For” or “Withhold” your vote from the election of each of the persons nominated for election as directors and the appointment of PricewaterhouseCoopers LLP as auditors.

•	Choose to vote “For” or “Against” the non-binding advisory resolution on our approach to executive compensation.

•	Choose to vote “For” or “Against” the Shareholder Proposal.

Your Common Shares will be voted or withheld from voting in accordance with your instructions; however, if you return your proxy form but do not indicate how you want to vote your Common Shares, and do not appoint a person other than the directors on the proxy form, your vote will be cast FOR the election of each person nominated for election as director, FOR the appointment of PricewaterhouseCoopers LLP as auditors, FOR our approach to executive compensation and AGAINST the Shareholder Proposal.

If you appoint a person other than the directors as proxyholder and you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit for each item.

Can I change or revoke my vote?

Registered Shareholders can change a previously made proxy vote:

•

By completing a proxy form that is dated later than a previously submitted proxy, provided the new proxy form is received by Computershare no later than 1:00 p.m. Calgary time on April 22, 2019 or, in the case of any adjournment or postponement of the Meeting,

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not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting; or

•	By voting again on the internet or by telephone no later than 1:00 p.m. Calgary time on April 22, 2019 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting.

Registered Shareholders can revoke a previously made proxy vote:

•	By sending a notice of revocation in writing to the attention of our Corporate Secretary at Cenovus Energy Inc., 500 Centre Street S.E.,

P.O. Box 766, Calgary, Alberta, T2P 0M5, so that it is received by the close of business Calgary time on April 23, 2019 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the adjourned or postponed meeting;

•	By giving a notice of revocation in writing to the Chair of the Meeting on the day of, but prior to the commencement of, the Meeting or any adjournment or postponement of the Meeting; or

•	In any other manner permitted by law.

Non-Registered (Beneficial) Shareholders can change or revoke a vote by notifying their Intermediary in accordance with their Intermediary’s instructions.

Cenovus Energy Inc.	4	2019 Management Information Circular

BUSINESS OF THE MEETING

1. FINANCIAL STATEMENTS

The consolidated financial statements of Cenovus for the year ended December 31, 2018 and the auditor’s report thereon are included in our 2018 Annual Report, which is available on our website at cenovus.com.

2. APPOINTMENT OF AUDITORS

The board of directors of Cenovus (the “Board” or the “Board of Directors”) unanimously recommends that PricewaterhouseCoopers LLP, Chartered Professional Accountants, Calgary, Alberta, be appointed auditors of Cenovus to hold office until the close of the next annual meeting of shareholders. PricewaterhouseCoopers LLP was first appointed as our auditors on November 30, 2009. The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP in the years ended December 31, 2018 and 2017:

($ thousands)	2018	2017
Audit Fees	2,885	2,852
Audit-Related Fees	344	987
Tax Fees	3	1
All Other Fees	21	20
Total	3,253	3,860

Audit Fees consist of the aggregate fees billed for the audit of the Corporation’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as Audit Fees. The services provided in this category included audit-related services in relation to Cenovus’s prospectuses, systems development, controls testing and participation fees levied by the Canadian Public Accountability Board. Fees related to the acquisition of assets from ConocoPhillips Company and certain of its subsidiaries, or divestiture of Cenovus’s Conventional assets are also included in Audit-Related Fees.

Tax Fees consist of the aggregate fees billed for audit-related fees, tax compliance, tax advice and tax planning.

All Other Fees relate to Extractive Sector Transparency Measures Act Specified Procedures.

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of Cenovus.

For information on governance procedures related to our Auditors, including audit partner rotation, see the Audit Committee section of Schedule C – Corporate Governance to this Circular.

3. ELECTION OF DIRECTORS

Cenovus’s articles provide that there must be at least three and no greater than 17 directors. There are currently 12 directors, including Mr. Rampacek and Mr. Taylor, who, after serving on our Board since the Corporation’s inception in 2009, will be retiring from the Board this year and will not stand for re-election. The Corporation would like to thank Mr. Rampacek and Mr. Taylor for their many contributions to Cenovus and its Board.

In accordance with our by-laws, the Board has determined that 11 directors will be elected at the Meeting. Shareholders will be asked at the Meeting to elect as directors each of the nominees listed below.

1.	Susan F. Dabarno	7.	Richard J. Marcogliese

2.	Patrick D. Daniel	8.	Claude Mongeau

3.	Jane E. Kinney	9.	Alexander J. Pourbaix

4.	Harold N. Kvisle	10.	Wayne G. Thomson

5.	Steven F. Leer	11.	Rhonda I. Zygocki

6.	Keith A. MacPhail

All of the proposed nominees, other than Ms. Kinney, were duly elected as directors at the annual meeting of shareholders held on April 25, 2018. Ms. Kinney is a new director nominee who has not yet joined the Board. Each director will be elected to hold office until the close of the next annual meeting of the shareholders of the Corporation or until such office is earlier vacated.

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the election of each nominee named below under Information on the Board and Director Nominees – Director Nominees.

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- BUSINESS OF THE MEETING -

Majority Voting Policy

Our Policy on Directors’ Voting Procedures (“Majority Voting Policy”), provides that in an uncontested election of directors, if any nominee does not receive a greater number of votes “For” than votes “Withheld” from his or her election, the nominee shall be considered not to have received the support of the shareholders, even though duly elected. If such a nominee is an existing member of the Board standing for re-election, the Majority Voting Policy requires such a director to immediately tender his or her resignation to the Board, to take effect upon acceptance by the Board. The Nominating and Corporate Governance Committee (the “NCG Committee”) will expeditiously consider the resignation and make a recommendation to the Board on how to proceed. The Board, in the absence of exceptional circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board or Board committee deliberations on the resignation offer. The Board will make its decision to accept or reject the resignation within 90 days after the date of the relevant shareholder meeting. Cenovus will promptly issue a news release regarding the Board’s decision. If the Board determines not to accept a resignation, the news release will state the reasons for that decision. The Board may fill the vacancy in accordance with the by-laws of Cenovus and applicable corporate law. Shareholders should note that, because of the Majority Voting Policy, a “Withhold” vote is effectively the same as a vote against a director nominee in an uncontested election. The Majority Voting Policy is available on our website at cenovus.com.

This policy does not apply if there is a proxy contest over the election of directors.

4. SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background

The Board believes that shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in the Corporation’s approach to executive compensation. In 2010, the Board adopted a Shareholder Advisory Vote on Executive Compensation Policy (the “Say on Pay Policy”), a copy of which is available on our website at cenovus.com.

The Say on Pay Policy requires an annual, non-binding advisory vote on the Corporation’s approach to executive compensation, commonly referred to as a “say on pay” advisory vote. The purpose of this advisory vote is for the Board to be accountable for its compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans and on the plans themselves. In 2018, 91.11 percent of the votes were cast in favour of the Corporation’s approach to executive compensation.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Cenovus’s approach to executive compensation as set forth in the Compensation Discussion and Analysis section of this Circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The Compensation Discussion and Analysis section discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions regarding compensation matters. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with the long-term development strategy of our business in the interest of our shareholders.

As this is an advisory vote, the results will not be binding upon the Board; however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

If the advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with its shareholders (particularly those who are known to have voted against the advisory resolution) to understand their concerns and will review the Board’s approach to compensation in the context of those concerns. Results from the Board’s review, if necessary, will be discussed in the management information circular for the annual meeting of shareholders of Cenovus to be held in 2020. Shareholders may contact the Board to discuss their specific concerns in accordance with the Board Shareholder Communication & Engagement Policy (see Corporate Governance – Our Commitment to Shareholder Engagement for additional information).

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Advisory Resolution

The text of the advisory resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

“RESOLVED THAT, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS of Cenovus Energy Inc. (the “Corporation”), the shareholders accept the Corporation’s approach to executive compensation as disclosed in the Compensation Discussion and Analysis section in the Corporation’s Management Information Circular dated March 1, 2019 and delivered in advance of the 2019 Annual Meeting of Shareholders.”

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the advisory resolution.

5. SHAREHOLDER PROPOSAL

Shareholders will be asked to consider the Shareholder Proposal set out in Schedule A to this Circular. The Board and Management’s response and recommendation in respect of the Shareholder Proposal are also set out in the Statement of Opposition in Schedule A to this Circular. The Board recommends that shareholders vote AGAINST the Shareholder Proposal for the reasons set out in the Statement of Opposition.

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote AGAINST the Shareholder Proposal.

Cenovus Energy Inc.	7	2019 Management Information Circular

INFORMATION ON DIRECTOR NOMINEES

DIRECTOR NOMINEES

Susan F. Dabarno

Director since April 2017 Independent Age: 66 Bracebridge, Ontario, Canada Share Ownership: Common Shares(1): 30,124 DSUs(2): 41,576 Meets Requirement: Yes Share Ownership Multiple: 4.1x

Skills and Experience:

•   Chief Executive Officer Experience

•   Strategic Planning & Execution

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

Ms. Dabarno is a director of Manulife Financial Corporation. She has extensive wealth management and financial expertise gained from her many years of experience building and leading some of the largest wealth management platforms in Canada. Ms. Dabarno served as Executive Chairman of Richardson Partners Financial Limited (“Richardson”), an independent wealth management services firm, from October 2009 to April 2010, and as President and Chief Executive Officer of Richardson from June 2003 to October 2009, during which time she was responsible for leading the firm’s growth strategy. Prior to joining Richardson, she was President and Chief Operating Officer at Merrill Lynch Canada Inc., and prior to that she held various increasingly senior roles with Canada Trust and later Midland Walwyn Inc., until it was acquired by Merrill Lynch in 1999. In each of these positions, Ms. Dabarno was progressively responsible for personal investment management, private equity and alternative investment strategies, while adhering to strict regulatory requirements and governance protocols applied to the industry.

Ms. Dabarno has chaired the boards of Meridian Securities, Canada Trust Insurance Company, Barbados and First Canada Securities International as well as serving as trustee of Canada Trust Investment Income. She served as a director of the Toronto Waterfront Revitalization Corporation (government-funded organization), Bridgepoint Health Foundation (not-for-profit) and People Corporation.

Ms. Dabarno has contributed to the investment industry as a member of the Council of Governors of the Investment Funds Institute of Canada and as a director of the Mutual Fund Dealers Association of Canada. She has been awarded the Queen Elizabeth II Diamond Jubilee Medal by the Investment Industry Association of Canada and honoured by the YWCA of New York City as a Woman of Distinction. Ms. Dabarno is a Fellow of the Chartered Professional Accountants of Ontario (FCPA) and holds a Class II Diploma from McGill University.

Board and Board Committee Memberships	Meeting Attendance
Board	9 of 9		100%
Audit Committee	3 of 3	(3)	100	%(3)
Human Resources and Compensation Committee	2 of 2	(3)	100	%(3)
Nominating and Corporate Governance Committee	5 of 5		100%
Reserves Committee	3 of 3		100%

Voting Results of 2018 Annual Meeting	Number	Percentage
Votes For:	904,255,139	93.13%
Votes Withheld:	66,679,293	6.87%

Other Public Company Board / Committee Memberships	Stock Exchange
Manulife Financial Corporation Management Resources & Compensation Committee Risk Committee	TSX, NYSE, Philippine Stock Exchange

Cenovus Energy Inc.	8	2019 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Patrick D. Daniel

Director since November 2009 Independent Age: 72 Calgary, Alberta, Canada Share Ownership: Common Shares(1): 74,348 DSUs(2): 252,273 Meets Requirement: Yes Share Ownership Multiple: 11.7x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Chief Executive Officer Experience

•   Strategic Planning & Execution

•   Operations & Resource Development

•   Marketing & Transportation

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Daniel is a director of Canadian Imperial Bank of Commerce. He served as Chair of the North American Review Board of American Air Liquide Holdings, Inc., a subsidiary of a publicly traded industrial gases service company from 2013 to 2018; a director of Capital Power Corporation, a publicly traded North American power producer from February 2015 to April 2018; and a director of Enbridge Inc. (“Enbridge”), a publicly traded energy delivery company, from April 2000 to October 2012. During his tenure with Enbridge, he also served as Chief Executive Officer from February 2012 to October 2012, as President & Chief Executive Officer from January 2001 to February 2012 and as a senior executive officer of Enbridge and its predecessor from 1994. His more than 40 years of experience in the energy sector includes senior management positions with Hudson’s Bay Oil & Gas Ltd. and Home Oil Limited. Mr. Daniel served as a director of Encana Corporation (“Encana”), and one of its predecessors, PanCanadian Petroleum Limited, from 2001 until 2009 when Cenovus split from Encana.

Mr. Daniel was named the 2007 Canadian Energy Person of the Year by the Energy Council of Canada, received the Distinguished Business Leader Award from the University of Calgary, Haskayne School of Business and the Calgary Chamber of Commerce in 2009, was named the 2010 Resource Person of the Year by the Alberta Chamber of Resources, was chosen by an independent National Advisory Board to receive Canada’s Outstanding CEO of the Year award in 2011 and was named a Laureate of the Calgary Business Hall of Fame in 2017. Mr. Daniel holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of British Columbia. In 2010, he received an Honorary Doctorate of Law from the University of Alberta. He is also a member of the Association of Professional Engineers and Geoscientists of Alberta and chairs the Daniel Family Foundation.

Board and Board Committee Memberships	Meeting Attendance
Board (Chair)	9 of 9(4)	100%(4)
Audit Committee	5 of 5(4)	100%(4)
Human Resources and Compensation Committee	4 of 4(4)	100%(4)
Nominating and Corporate Governance Committee(5)	5 of 5(4)	100%(4)
Reserves Committee	3 of 3(4)	100%(4)
Safety, Environment and Responsibility Committee	3 of 3(4)	100%(4)

Voting Results of 2018 Annual Meeting	Number	Percentage
Votes For:	930,290,662	95.81%
Votes Withheld:	40,643,053	4.19%

Other Public Company Board / Committee Memberships	Stock Exchange
Canadian Imperial Bank of Commerce Management Resources & Compensation Committee Corporate Governance Committee	TSX, NYSE

Cenovus Energy Inc.	9	2019 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Jane E. Kinney

New Director Nominee Independent Age: 61 Toronto, Ontario, Canada Share Ownership: Common Shares(1): 4,200 DSUs(2): N/A Meets Requirement: N/A(6) Share Ownership Multiple: N/A(6)

Skills and Experience:

•   Strategic Planning & Execution

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

Ms. Kinney is Vice Chair, Leadership Team Member and Partner of Deloitte LLP Canada (“Deloitte”). Previous positions with Deloitte include Canadian Managing Partner, Quality & Risk from May 2010 to June 2015, Global Chief Risk Officer from June 2010 to May 2012, and Risk and Regulatory Practice Leader from June 1999 to May 2010. Ms. Kinney is a seasoned business leader with over 30 years of experience in providing advisory services to global financial institutions and has extensive experience in enterprise risk management, regulatory compliance, cyber and IT risk management, digital transformation and stakeholder relations. She also served as a Lecturer at the University of Manitoba, Dalhousie University and Saint Mary’s University.

She is a member of the Perimeter Institute for Theoretical Physics, Women’s College Hospital Foundation, Board Chair of Toronto Finance International and Chair of the Patron’s Council of the Alzheimer Society of Toronto.

Ms. Kinney is a leader of her profession and has been recognized as a Fellow of the Chartered Professional Accountants of Ontario. Ms. Kinney holds a Mathematics Degree from the University of Waterloo. In 2013 she was awarded the Math Alumni Achievement Medal from the University of Waterloo and in 2014 was recognized as one of Canada’s Most Powerful Women by the Women’s Executive Network.

Board and Board Committee Memberships	Meeting Attendance
Board	N/A(6)	N/A(6)

Voting Results of 2018 Annual Meeting	Number	Percentage
Votes For:	N/A(6)	N/A(6)
Votes Withheld:	N/A(6)	N/A(6)

Other Public Company Board / Committee Memberships	Stock Exchange
None	-

Cenovus Energy Inc.	10	2019 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Harold (Hal) N. Kvisle

Director since April 2018 Independent Age: 66 Calgary, Alberta, Canada Share Ownership: Common Shares(1): 56,000 DSUs(2): 26,997 Meets Requirement: Yes Share Ownership Multiple: 5.7x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Chief Executive Officer Experience

•   Strategic Planning & Execution

•   Operations & Resource Development

•   Refining

•   Marketing & Transportation

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Kvisle is a director and Chairman of ARC Resources Ltd., a publicly traded oil and gas company; and a director and Chairman of Finning International Inc., a publicly traded heavy equipment company. Mr. Kvisle served as a director of Cona Resources Ltd. (“Cona”), a publicly traded heavy oil company, from November 2011 to May 2018 when Cona was acquired by Waterous Energy Fund (May 22, 2018); and as President and Chief Executive Officer of Talisman Energy Inc. (“Talisman”), a publicly traded oil and gas company, from September 2012 to May 2015 and as a director of Talisman from May 2010 to May 2015. From 2001 to 2010, Mr. Kvisle was President and Chief Executive Officer of TransCanada Corporation (“TransCanada”), a publicly traded pipeline and power company. Prior to joining TransCanada in 1999, he was the President of Fletcher Challenge Energy Canada Inc. Previously, he held engineering, finance and management positions with Dome Petroleum Limited. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999.

Mr. Kvisle is the former Chair of the Interstate Natural Gas Association of America (INGAA), the former Chair of the Mount Royal College Board of Governors and the former Chair of the Nature Conservancy of Canada.

Mr. Kvisle holds a Bachelor of Science in Engineering from the University of Alberta, a Masters in Business Administration from the University of Calgary and an Honorary Bachelor of Arts from Mount Royal University.

Board and Board Committee Memberships	Meeting Attendance
Board	5 of 5(7)	100%(7)
Audit Committee	3 of 3(7)	100%(7)
Nominating and Corporate Governance Committee	3 of 3(7)	100%(7)
Safety, Environment and Responsibility Committee	2 of 2(7)	100%(7)

Voting Results of 2018 Annual Meeting	Number	Percentage
Votes For:	955,255,784	98.39%
Votes Withheld:	15,679,047	1.61%

Other Public Company Board / Committee Memberships	Stock Exchange
ARC Resources Ltd.	TSX
Finning International Inc.	TSX

Cenovus Energy Inc.	11	2019 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Steven F. Leer

Director since April 2015 Independent Age: 66 Boca Grande, Florida, U.S. Share Ownership: Common Shares(1): 2,000 DSUs(2): 69,096 Meets Requirement: Yes Share Ownership Multiple: 4.0x

Skills and Experience:

•   Chief Executive Officer Experience

•   Strategic Planning & Execution

•   Marketing & Transportation

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Leer is lead director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider. He is the non-executive Chairman of the Board of USG Corporation (“USG”), a publicly traded manufacturer and distributor of high performance building systems; and a director of Parsons Corporation, a private engineering, construction, technical, and management services firm. Mr. Leer served as lead director of USG from January 2012 to November 2016 and as a director of USG from June 2005 to January 2012, during which time he was a member and Chair of USG’s Governance Committee and a member of its Compensation and Organization Committee. Mr. Leer served as Chairman of Arch Coal, Inc. (“Arch Coal”), a publicly traded coal producing company, from April 2006 to April 2014, and served as a director of Arch Coal and its predecessor company from 1992 until April 2014. During his tenure with Arch Coal and its predecessor company, he also served as Chief Executive Officer from July 1992 to April 2012 and President from July 1992 to April 2006.

Mr. Leer served as Chairman of the Center for Energy and Economic Development, the National Coal Council, the National Mining Association and was on the board of the Mineral Information Institute. Mr. Leer is a former member of the Board of Trustees of Washington University in St. Louis and he is a former director of the Business Roundtable and the National Association of Manufacturers. He serves on the boards of the Center for Energy and Economic Development, the National Coal Council and the National Mining Association. In addition, he is a delegate to the Coal Industry Advisory Board of the International Energy Agency in Paris. Mr. Leer holds a Bachelor of Science degree in Electrical Engineering from the University of the Pacific and a Masters in Business Administration from Washington University’s Olin School of Business. Mr. Leer was awarded an honorary doctorate by University of the Pacific in May 1993.

Board and Board Committee Memberships	Meeting Attendance
Board	9 of 9		100%
Audit Committee	2 of 2	(8)	100%	(8)
Human Resources and Compensation Committee	4 of 4		100%
Nominating and Corporate Governance Committee (Chair)(5)	5 of 5		100%
Reserves Committee	1 of 1	(8)	100%	(8)

Voting Results of 2018 Annual Meeting	Number	Percentage
Votes For:	883,327,049	90.98%
Votes Withheld:	87,607,383	9.02%

Other Public Company Board/ Committee Memberships	Stock Exchange
Norfolk Southern Corporation Compensation Committee Governance & Nominating Committee (Chair) Executive Committee	NYSE
USG Corporation Compensation & Organization Committee Governance Committee (Chair)	NYSE

Cenovus Energy Inc.	12	2019 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Keith A. MacPhail

Director since April 2018 Independent Age: 61 Calgary, Alberta, Canada Share Ownership: Common Shares(1): 206,000 DSUs(2): 26,997 Meets Requirement: Yes Share Ownership Multiple: 15.9x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Chief Executive Officer Experience

•   Strategic Planning & Execution

•   Operations & Resource Development

•   Marketing & Transportation

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. MacPhail is a director and Chairman of Bonavista Energy Corporation (“Bonavista”), a publicly traded oil and gas company; a director and Chairman of NuVista Energy Ltd., a publicly traded oil and gas company; and serves on the board of directors of a private company. Mr. MacPhail served as Executive Chairman of Bonavista from 2012 to 2018; as Chairman and Chief Executive Officer from 2008 to 2012; and as President and Chief Executive Officer from 1997 to 2008. Prior to joining Bonavista Petroleum Ltd. in 1997, Mr. MacPhail held progressively more responsible positions with Canadian Natural Resources Limited, with his final position being Executive Vice President and Chief Operating Officer. Previously, he held the position of Production Manager with Poco Petroleums Ltd.

Mr. MacPhail holds a Bachelor of Science (Honours) degree in Petroleum Engineering from the Montana College of Mineral Science and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

Board and Board Committee Memberships	Meeting Attendance
Board	5 of 5(9)	100%(9)
Human Resources and Compensation Committee	2 of 2(9)	100%(9)
Nominating and Corporate Governance Committee	3 of 3(9)	100%(9)
Reserves Committee	1 of 1(9)	100%(9)

Voting Results of 2018 Annual Meeting	Number	Percentage
Votes For:	956,168,485	98.48%
Votes Withheld:	14,765,230	1.52%

Other Public Company Board / Committee Memberships	Stock Exchange
Bonavista Energy Corporation Executive Committee (Chair) Reserves Committee	TSX
NuVista Energy Ltd. Reserves Committee Compensation Committee Executive Committee	TSX

Cenovus Energy Inc.	13	2019 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Richard J. Marcogliese

Director since April 2016 Independent Age: 66 Alamo, California, U.S. Share Ownership: Common Shares(1): 55,000 DSUs(2): 58,130 Meets Requirement: Yes Share Ownership Multiple: 6.5x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Strategic Planning & Execution

•   Refining

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Safety, Environment & Health

Mr. Marcogliese is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company; and Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company. Mr. Marcogliese served as Operations Advisor to NTR Partners III LLC, a private investment company from October 2013 to December 2017, and as Operations Advisor to the Chief Executive Officer of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operates an oil refining complex on the U.S. Eastern seaboard, from September 2012 to January 2016. His more than 40-year career in the U.S. refining industry also includes over 25 years with Exxon Mobil Corporation (“Exxon”). In 2000, he joined Valero Energy Corporation (“Valero”), a publicly traded international manufacturer and marketer of transportation fuels, petrochemical products and power, as a result of an acquisition from Exxon, at which point he led an organizational transition from a major integrated oil company business model to Valero’s independent refiner business model. Mr. Marcogliese held increasingly senior positions with Valero including Senior Vice President of Strategic Planning in 2001, Senior Vice President of Refining Operations from October 2001 to November 2005 and Executive Vice President, Operations of Valero from December 2005 to October 2007. He served as Executive Vice President and Chief Operating Officer of Valero from October 2007 to December 2010 during which time he was responsible for the operation of Valero’s North American Refinery System which processed three million barrels of oil per day.

Mr. Marcogliese has been a past chairman of the Western States Petroleum Association and holds a Bachelor of Engineering in Chemical Engineering from the New York University School of Engineering and Science.

Board and Board Committee Memberships	Meeting Attendance
Board	9 of 9	100%
Human Resources and Compensation Committee	2 of 2(10)	100%(10)
Nominating and Corporate Governance Committee	2 of 2(10)	100%(10)
Reserves Committee	2 of 2(10)	100%(10)
Safety, Environment and Responsibility Committee	3 of 3	100%

Voting Results of 2018 Annual Meeting	Number	Percentage
Votes For:	930,849,291	95.87%
Votes Withheld:	40,085,540	4.13%

Other Public Company Board / Committee Memberships	Stock Exchange
None	-

Cenovus Energy Inc.	14	2019 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Claude Mongeau

Director since December 2016 Independent Age: 57 Montreal, Quebec, Canada Share Ownership: Common Shares(1): 169,000 DSUs(2): 53,976 Meets Requirement: Yes Share Ownership Multiple: 12.7x

Skills and Experience:

•   Chief Executive Officer Experience

•   Strategic Planning & Execution

•   Marketing & Transportation

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Mongeau is a director of The Toronto-Dominion Bank and TELUS Corporation. He served as a director of Canadian National Railway Company (“CN”), a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with CN, he served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009 and from the time he joined CN in 1994 he held the titles of Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development. Prior to joining CN, Mr. Mongeau was the Manager, Business Development for Imasco Inc. from 1993 to 1994, a partner with Groupe Secor Inc., a Montreal-based management consulting firm providing strategic advice to large Canadian corporations, from 1989 to 1993 and a consultant at Bain & Company from 1988 to 1989. Mr. Mongeau also served as a director of SNC-Lavalin Group Inc. from August 2003 to May 2015 and as a director of Nortel Networks Corporation and Nortel Networks Limited from June 2006 to August 2009.

Mr. Mongeau was Chairman of the Board of the Railway Association of Canada. He was named one of Canada’s Top 40 under 40 in 1997 and selected as Canada’s CFO of the Year in 2005 by an independent committee of prominent Canadian business leaders. Mr. Mongeau holds a Master of Business Administration from McGill University and has received honorary doctoral degrees from St. Mary’s and Windsor University.

Board and Board Committee Memberships	Meeting Attendance
Board	8 of 9	(11)	89	%(11)
Audit Committee	5 of 5		100%
Nominating and Corporate Governance Committee	5 of 5		100%
Reserves Committee	2 of 2	(11)	100	%(11)

Voting Results of 2018 Annual Meeting	Number	Percentage
Votes For:	936,662,507	96.47%
Votes Withheld:	34,271,925	3.53%

Other Public Company Board / Committee Memberships	Stock Exchange
TELUS Corporation Audit Committee Nominating and Corporate Governance Committee	TSX, NYSE
The Toronto-Dominion Bank Audit Committee	TSX, NYSE

Cenovus Energy Inc.	15	2019 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Alexander J. Pourbaix

Director since November 2017

Non-Independent, Management(12)

Age: 53

Calgary, Alberta, Canada

Share Ownership:

Common Shares(1): 629,445

DSUs(2): 71,629

Meets Requirement: Yes

Share Ownership Multiple: 9.24x(13)

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Chief Executive Officer Experience

•   Strategic Planning & Execution

•   Marketing & Transportation

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Pourbaix has served as President & Chief Executive Officer of Cenovus since November 6, 2017. Prior to leading Cenovus, Mr. Pourbaix spent 27 years with TransCanada Corporation (“TransCanada”) and its affiliates in a broad range of leadership roles, including Chief Operating Officer from October 2015 to April 2017, during which time he was responsible for the company’s commercial activity and overseeing major energy infrastructure projects and operations. Prior to his role as Chief Operating Officer, Mr. Pourbaix held increasingly senior positions with TransCanada including Executive Vice-President and President, Development from March 2014 to September 2015, when he was responsible for leadership and execution of all of TransCanada’s growth initiatives; President, Energy & Oil Pipelines from July 2010 to February 2014; and President, Energy from July 2006 to June 2010. During his tenure at TransCanada, he gained extensive experience in corporate strategy, business development, mergers, acquisitions and divestitures, as well as stakeholder relations. Mr. Pourbaix has been a director of Trican Well Service Ltd. (oilfield services) since May 2012.

Mr. Pourbaix is a director of the Business Council of Canada and was past Chair of the Board of Directors for the Canadian Energy Pipeline Association. Mr. Pourbaix holds a Bachelor of Law degree and a Bachelor of Arts degree from the University of Alberta.

Mr. Pourbaix is not an independent director of the Board due to his position as President & Chief Executive Officer of Cenovus.

Board and Board Committee Memberships	Meeting Attendance
Board	9 of 9(14)	100%(14)

Voting Results of 2018 Annual Meeting	Number	Percentage
Votes For:	963,998,806	99.29%
Votes Withheld:	6,934,909	0.71%

Other Public Company Board / Committee Memberships	Stock Exchange
Trican Well Service Ltd. Compensation Committee (Chair) Corporate Governance Committee	TSX

Cenovus Energy Inc.	16	2019 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Wayne G. Thomson

Director since November 2009 Independent Age: 67 Calgary, Alberta, Canada Share Ownership: Common Shares(1): 2,130 DSUs(2): 131,249 Meets Requirement: Yes Share Ownership Multiple: 7.8x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Strategic Planning & Execution

•   Operations & Resource Development

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Thomson is a director and Chairman of Maha Energy Inc., a publicly traded Swedish oil and gas company; Chairman of Inventys Thermal Technologies Inc. (“Inventys”), a private carbon capture technology company; Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves; and serves on the board of directors of one other private company. Mr. Thomson served as a director of TVI Pacific Inc., a publicly traded international mining company, from May 2011 to June 22, 2017; interim Executive Chairman of Inventys from May 2016 to February 2017; and as Chief Executive Officer of Iskander Energy Corp., a private international oil and gas company, from November 2011 to August 2014 and as a director from November 2011 to March 2016. Earlier in his career, he was Manager of Reservoir Engineering in the Danish North Sea for Maersk Oil and Gas; served as Vice President of Production at AEC Oil & Gas (now Encana), as General Manager of Petrocorp Exploration in New Zealand, a division of Fletcher Challenge; and as Chief Executive Officer of Gardiner Oil and Gas Limited.

Mr. Thomson is a member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. Thomson holds a Bachelor of Science in Engineering (Mechanical) from the University of Manitoba.

Board and Board Committee Memberships	Meeting Attendance
Board	9 of 9		100%
Audit Committee	5 of 5		100%
Nominating and Corporate Governance Committee	2 of 2	(15)	100	%(15)
Reserves Committee (Chair)	3 of 3		100%

Voting Results of 2018 Annual Meeting	Number	Percentage
Votes For:	930,052,695	95.79%
Votes Withheld:	40,881,020	4.21%

Other Public Company Board / Committee Memberships	Stock Exchange
Maha Energy Inc. Audit Committee (Chair) HS&E and Reserves Committee (Chair) Corporate Governance and Compensation Committee	NASDAQ OMX First North Exchange

Cenovus Energy Inc.	17	2019 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Rhonda I. Zygocki

Director since April 2016 Independent Age: 61 Friday Harbor, Washington, U.S. Share Ownership: Common Shares(1): 40,034 DSUs(2): 56,669 Meets Requirement: Yes Share Ownership Multiple: 5.4x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Strategic Planning & Execution

•   Operations & Resource Development

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Ms. Zygocki spent 34 years with Chevron Corporation (“Chevron”), including as Executive Vice President, Policy and Planning from March 2011 until her retirement in February 2015. In this role, she was responsible for global corporate functions overseeing strategy and planning, policy, government and public affairs, health, environment and safety, real estate and technology ventures, and served as Secretary to the Public Policy Committee of the board of directors. Prior to that, she held a number of senior management and executive leadership positions in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety, including Vice President, Policy, Government and Public Affairs from May 2007 to March 2011 and Vice President, Health, Environment and Safety from April 2003 to May 2007. During her tenure with Chevron, Ms. Zygocki represented Chevron in high profile external engagements on topics covering climate change policy, responsible development, shale gas and hydraulic fracturing, global gas flaring reduction, energy policy, corporate responsibility, public-private partnerships, development in Africa and the fight against HIV/AIDS.

She is a former advisory board member of the Woodrow Wilson International Center of Scholars Canada Institute and a past Management Committee Chair of the International Association of Oil and Gas Producers. Ms. Zygocki graduated from Memorial University of Newfoundland with a bachelor’s degree in civil engineering. In 2014, she was named by the National Diversity Council as one of the Top 50 Most Powerful Women in Oil and Gas. In 2015, she received the Award for Leadership Development from the Washington, D.C. chapter of the Society of International Development.

Board and Board Committee Memberships	Meeting Attendance
Board	8 of 9	(16)	89	%(16)
Human Resources and Compensation Committee (Chair)(17)	4 of 4		100%
Nominating and Corporate Governance Committee	2 of 2	(15)	100	%(15)
Safety, Environment and Responsibility Committee	3 of 3		100%

Voting Results of 2018 Annual Meeting	Number	Percentage
Votes For:	894,940,114	92.17%
Votes Withheld:	75,994,717	7.83%

Other Public Company Board / Committee Memberships	Stock Exchange
None	-

Cenovus Energy Inc.	18	2019 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Notes to “Information on Director Nominees”:

(1)	Common Shares refers to the number of Common Shares, excluding fractional Common Shares, beneficially owned, or controlled or directed, directly or indirectly, by the nominee as at March 1, 2019.

(2)

Deferred Share Units (“DSUs”) are not voting securities. See the Director Compensation section of this Circular for a description of DSUs. The number of DSUs is reported for each nominee as at March 1, 2019, including dividend equivalents earned, but excluding fractional units. DSUs held by Mr. Pourbaix were attained as an officer of Cenovus and not in his role as a director. Upon their election to the Board on April 25, 2018, Messrs. Kvisle and MacPhail each received an award of DSUs with a grant date fair value of $120,000, based on the April 24, 2018 closing price of a Common Share on the Toronto Stock Exchange (“TSX”) of $12.19, which converted to approximately 9,844 DSUs. Ms. Kinney is not currently eligible to hold DSUs as she is not a member of the Board or employee of Cenovus.

(3)	Ms. Dabarno was a member of the Human Resources Committee (“HRC Committee”) until April 25, 2018, and was appointed a member of the Audit Committee as of the same date.

(4)

As Board Chair, Mr. Daniel is an ex officio non-voting member of the Audit Committee, the HRC Committee, the NCG Committee, the Reserves Committee and the Safety, Environment and Responsibility Committee (“SER Committee”), by standing invitation, and may vote when necessary to achieve quorum.

(5)	Mr. Daniel was Chair of the NCG Committee until October 30, 2018, when Mr. Leer was appointed Chair of the NCG Committee.

(6)	This section is not applicable because Ms. Kinney was not a nominee elected at the 2018 Annual Meeting.

(7)	Mr. Kvisle was elected as a director on April 25, 2018 and was appointed a member of the Audit Committee, the NCG Committee and the SER Committee on the same date.

(8)	Mr. Leer was a member of the Audit Committee until April 25, 2018, and was appointed a member of the Reserves Committee as of the same date.

(9)	Mr. MacPhail was first elected as a director on April 25, 2018 and was appointed a member of the HRC Committee, the NCG Committee and the Reserves Committee as of the same date.

(10)	Mr. Marcogliese was a member of the NCG Committee and the Reserves Committee until April 25, 2018, and was appointed a member of the HRC Committee as of the same date.

(11)

Mr. Mongeau was unable to attend a special telephone meeting of the Board on August 21, 2018 due to a conflicting travel schedule. Mr. Mongeau was a member of the Reserves Committee until April 25, 2018, and was appointed a member of the SER Committee as of the same date.

(12)	See the Compensation Discussion and Analysis section of this Circular for detailed information relating to Mr. Pourbaix’s compensation as an officer of Cenovus.

(13)

As a member of Management, Mr. Pourbaix complies with the share ownership guidelines for Cenovus’s executives. See the heading Executive Share Ownership Status in the Compensation Discussion and Analysis section for detailed information relating to Mr. Pourbaix’s share ownership multiple.

(14)	As a member of Management, Mr. Pourbaix does not serve on any standing committee of the Board.

(15)	Ms. Zygocki and Mr. Thomson were members of the NCG Committee until April 25, 2018.

(16)	Ms. Zygocki was unable to attend a special telephone meeting of the Board of Directors on August 21, 2018 due to a conflicting travel schedule.

(17)	Ms. Zygocki was appointed Chair of the HRC Committee as of April 26, 2018, following Mr. Delaney’s retirement from the Board.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To our knowledge, none of our proposed directors are, as at the date of this Circular, or have been, within 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the company being the subject of such an Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To our knowledge, other than as described below, none of our proposed directors:

(a)

is, as at the date of this Circular, or has been within 10 years prior to the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To our knowledge, none of our proposed directors has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalty or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. MacPhail was formerly a director of The Resort at Copper Point Ltd., a real estate development company, which was placed into receivership in 2009.

Mr. Mongeau was, prior to August 10, 2009, a director of Nortel Networks Corporation and Nortel Networks Limited, each of which initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act (Canada) on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.

Cenovus Energy Inc.	19	2019 Management Information Circular

CORPORATE GOVERNANCE

The Board recognizes that corporate governance is important to positioning long-term shareholder value. The Board is committed to attaining the highest standards of corporate governance and has designed systems to ensure the interests of Cenovus shareholders are protected. The Board monitors Canadian and U.S. developments affecting corporate governance, accountability and transparency of public company disclosure while continually assessing and updating its systems in response to changing practices, expectations and legal requirements.

Our corporate governance practices reflect rules and guidelines adopted by the CSA and the U.S. Securities and Exchange Commission (“SEC”), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002. The corporate governance rules of the New York Stock Exchange (“NYSE”) are generally not applicable to non-U.S. companies; however, we are required pursuant to section 303.A.11 (Foreign Private Issuer Disclosure) of the NYSE Listed Company Manual to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website at cenovus.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

Our approach to corporate governance meets or exceeds the practices enunciated under CSA National Policy 58-201 Corporate Governance Guidelines. This approach has been approved by the Board, on the recommendation of the NCG Committee, and is based on National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”). Also included are statements with respect to applicable SEC rules, reflecting certain provisions of the Sarbanes-Oxley Act of 2002, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 Audit Committees. See Schedule C – Corporate Governance for more information on our approach to Corporate Governance at Cenovus.

OUR COMMITMENT TO SHAREHOLDER ENGAGEMENT

Our Board Shareholder Communication & Engagement Policy (the “Engagement Policy”) is designed to further the Board’s commitment to facilitate communication and engagement with our shareholders. The Engagement Policy describes the Board’s approach to shareholder engagement and provides information on how interested shareholders can contact our Board.

Cenovus understands the importance of meaningful engagement with shareholders.

In October 2018, our Board engaged with several of the Corporation’s largest shareholders, collectively representing approximately 40 percent of Cenovus’s outstanding Common Shares. Shareholders provided valuable feedback on a variety of topics including Cenovus’s performance, business environment, strategy, executive compensation, board renewal and governance practices.

Below are highlights of our communications and external engagement activities.

Shareholder Engagement Policy	Cenovus has adopted the Engagement Policy to reinforce our commitment to meaningful communication and engagement with our shareholders. The policy is available on our website at cenovus.com.
Conference Calls with Investment Community	Management engaged in quarterly conference calls and webcasts with the investment community to review financial and operating results. Webcasts and presentations are available at cenovus.com.
Site Visits	Members of our environmental team hosted certain environmental, social and governance decision makers of lender banks under our syndicated credit facilities for a tour of our Christina Lake facilities. This tour focused on our advancements in the areas of environmental, social and governance issues.
Conferences	Management team speakers attended industry and investor conferences to promote and answer questions about technology and our business.
Investor Day	Cenovus holds an investor day periodically to provide an update on the Corporation’s strategy, outlook and operations. These events are also made available by webcast at cenovus.com.
Contributed to the development of environment and social best practices	Our Board Chair participated in the development of The Directors’ E&S Guidebook published by Canadian Coalition for Good Governance (“CCGG”). The guidebook includes best practices for companies with respect to environmental and social risk factors and the oversight role of the Board.
Director-Shareholder Engagement Meetings	In the Fall of 2018, members of our Board traveled to four cities in North America to engage with shareholders representing approximately 40 percent Cenovus’s Common Shares.
Engagement with Governance Leaders	Our Board Chair and HRCC Chair met with CCGG to discuss CCGG’s guidelines, our corporate governance practices, Board input and oversight of our corporate objectives, risk management and executive compensation and links to corporate objectives and risk management.

Cenovus Energy Inc.	20	2019 Management Information Circular

DIRECTOR COMPENSATION

PHILOSOPHY

Cenovus’s non-employee director compensation is designed to attract individuals with the qualities, expertise and industry experience necessary to function as effective stewards of the Corporation, to reflect the time commitment and responsibilities assumed when serving on our Board and the committees of the Board (the “Committees”), and to align directors’ interests with shareholders.

GOVERNANCE

The NCG Committee is responsible for reviewing and making recommendations to the Board regarding the non-employee director compensation program and non-employee directors minimum share ownership guidelines.

When reviewing Board compensation, the NCG Committee engages an independent compensation consultant to benchmark director compensation relative to the Executive Compensation Peer Group (as defined in the Compensation Discussion & Analysis section of this Circular), and to provide information on Board compensation governance and best practice trends. Advice, peer data and other information and recommendations received from the independent compensation consultant, as well as recommendations and materials provided by Management, are factors considered by the NCG Committee in formulating recommendations to the Board in addition to the discretion of the NCG Committee and the Board.

OVERVIEW

On February 14, 2018 the Corporation implemented a flat fee structure for our non-employee director compensation program. This new structure eliminates meeting fees and shifts the annual DSU grant from a fixed number of DSUs to a number of DSUs based on a fixed target grant date value (see Director Deferred Share Unit Plan for additional information). The program redesign is intended to promote the objectivity of directors as stewards of the Corporation and is targeted in a lower range relative to the Executive Compensation Peer Group, intended to reflect the Corporation’s relative market capitalization.

The total compensation package for non-employee directors consists of an annual equity-based award with a target grant date value for the allocation of DSUs (which may only be redeemed upon the departure of the director from Cenovus), annual retainers and travel fees, where applicable.

The changes to the non-employee director compensation program are designed to: (i) reduce the variability of directors fees; (ii) promote objectivity and independence; (iii) reflect the expected time commitment of directors; and (iv) enhance alignment of director compensation with the interests of shareholders.

Reduced demand for Board and Committee meetings in 2018 together with the changes to the compensation structure resulted in 2018 aggregate fees being about 20 percent lower for the Board Chair and about 40 percent lower for the average non-Chair director than in 2017.

The President & Chief Executive Officer does not receive compensation for serving as a director of Cenovus. For information regarding the compensation received by Mr. Pourbaix, refer to the Compensation Discussion and Analysis.

Director Deferred Share Unit Plan

Each non-employee director is provided an annual grant of DSUs under the Corporation’s DSU Plan for Directors (“DSU Plan”). DSUs are entirely cash-based bookkeeping entries on the books of the Corporation, the grant date notional value of which is based on the closing price per Common Share on the TSX on the last trading day immediately preceding the grant date. Dividend equivalents are credited, in the form of additional DSUs, consistent with dividends declared on Common Shares. Newly appointed or elected directors receive an initial grant of DSUs upon joining the Board. Non-employee directors also have the option to elect to receive all or a portion of their retainers, meeting fees and travel fees in the form of DSUs.

DSUs vest immediately when they are credited to the director’s account, but may be redeemed only upon the departure of the director from Cenovus, either by resignation, termination or retirement. When a director departs, DSUs held by the departing director must be redeemed by December 15 of the first calendar year following the year of departure from the Board. Special rules apply in respect of directors who are United States taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, is applicable. The value of DSUs that may be redeemed is equal to the number of DSUs in the director’s account on the date of redemption multiplied by the volume weighted average trading price of a Common Share on the TSX on the last five trading days immediately prior to the date of redemption. This amount is paid to the director in cash subject to any applicable tax and other withholdings.

Cenovus Energy Inc.	21	2019 Management Information Circular

- DIRECTOR COMPENSATION -

Director Compensation Structure

The following table sets out the compensation structure for our non-employee directors:

Board Chair(1)
Annual retainer(2)	$190,000
Annual DSU Award(3)	$140,000
Non-employee Directors (excluding Board Chair)
Annual retainer(2)	$70,000
Annual DSU Award(3)	$120,000
Annual Committee Chair Retainers(2)(4)
Audit Committee Chair	$25,000
Human Resources and Compensation Committee Chair	$15,000
Nominating and Corporate Governance Committee Chair	$10,000
Other Committee Chairs (each)	$12,500
Annual Committee Member Retainers(2)	$5,000
All Non-employee Directors (where applicable)
Travel fee (per instance)(5)	$1,500

Notes:

(1)

As an ex-officio non-voting member of each of the Committees, the Board Chair did not receive a Committee Member Retainer, with the exception of the NCG Committee, which he was Chair of until October 30, 2018 and received a Chair Retainer Fee until October 30, 2018.

(2)	Annual retainers are pro-rated for periods of partial service.
(3)	Each director shall, in accordance with the DSU Plan for Directors, receive an annual equity-based award value in the form of DSUs.
(4)	There is no separate Committee Member retainer paid when the Committee Member is the Committee Chair.
(5)

A travel fee of $1,500 is paid for each Board or Committee meeting where a director travels outside of the province or state of his or her normal residence, or outside the country of his or her normal residence in the case of a director who is not normally resident in either Canada or the U.S., to attend at the location of a meeting of the Board or a committee of the Board.

Director Compensation Table

The following table summarizes the total compensation provided to our non-employee directors for the year ended December 31, 2018.

Name	Fees Earned ($)	Share-Based Awards ($)	Total ($)
Patrick D. Daniel (Board Chair)	198,315	140,000	338,315
Susan F. Dabarno	94,000	120,000	214,000
Ian W. Delaney(1)	30,275	120,000	150,275
Harold N. Kvisle(2)	58,146	120,000	178,146
Steven F. Leer	94,842	120,000	214,842
Keith A. MacPhail(2)	58,146	120,000	178,146
Richard J. Marcogliese	90,594	120,000	210,594
Claude Mongeau	94,000	120,000	214,000
Charles M. Rampacek	98,093	120,000	218,093
Colin Taylor	110,593	120,000	230,593
Wayne G. Thomson	89,093	120,000	209,093
Rhonda I. Zygocki	97,407	120,000	217,407
Total:	1,113,504	1,460,000	2,573,504

Notes:

(1)	Mr. Delaney retired from the Board on April 25, 2018.
(2)	Messrs. Kvisle and MacPhail were first elected as directors on April 25, 2018.

Cenovus Energy Inc.	22	2019 Management Information Circular

- DIRECTOR COMPENSATION -

Director Detailed Fees

Below is a detailed breakdown of the fees earned by our non-employee directors for the year ended December 31, 2018, excluding Share-Based Awards (the annual award of DSUs). A significant portion of our non-employee directors’ total compensation was elected by directors to be received in the form of DSUs, enhancing alignment of director interests with shareholders. See Board Committees in our Corporate Governance section of this Circular, attached as Schedule C, for additional information on Board Committee membership.

Name	Board Retainer Fees ($)	Committee Chair Retainer Fees ($)	Committee Member Retainer Fees ($)	Travel Fees ($)	Total Fees Earned ($)(1)	Fees Taken in DSUs ($)	Fees Taken in Cash ($)
Patrick D. Daniel (Board Chair)(2)	190,000	8,315	N/A	-	198,315	198,315	-
Susan F. Dabarno	70,000	-	15,000	9,000	94,000	94,000	-
Ian W. Delaney(3)	22,308	4,780	3,187	-	30,275	30,275	-
Harold N. Kvisle(4)	47,885	-	10,261	-	58,146	42,500	15,646
Steven F. Leer(5)	70,000	1,685	14,158	9,000	94,842	94,843	-
Keith A. MacPhail(6)	47,885	-	10,261	-	58,146	42,500	15,646
Richard J. Marcogliese(7)	70,000	-	11,593	9,000	90,594	90,593	-
Claude Mongeau(8)	70,000	-	15,000	9,000	94,000	94,000	-
Charles M. Rampacek(9)	70,000	12,500	6,593	9,000	98,093	-	98,093
Colin Taylor(9)	70,000	25,000	6,593	9,000	110,593	-	110,593
Wayne G. Thomson(9)	70,000	12,500	6,593	-	89,093	-	89,093
Rhonda I. Zygocki(9)(10)	70,000	10,220	8,187	9,000	97,407	97,407	-
Total	868,078	75,000	107,426	63,000	1,113,504	784,433	329,071

Notes:

(1)	Amounts reflect aggregate value of fees and/or retainers earned, excluding the annual DSU award.
(2)

As Board Chair, Mr. Daniel receives the Board Chair annual retainer of $190,000 only. Mr. Daniel was Chair of the NCG Committee until October 30, 2018 and received the Committee Chair retainer pro-rata. Mr. Daniel does not receive Committee Member Retainers.

(3)	Mr. Delaney retired from the Board on April 25, 2018, and his retainer fees have been pro-rated accordingly.
(4)

Mr. Kvisle was first elected as a director on April 25, 2018, and was appointed a member of the Audit Committee, the NCG Committee and the SER Committee as of the same date and his retainer fees have been pro-rated accordingly.

(5)

Mr. Leer was a member of the Audit Committee until April 25, 2018. He was appointed a member of the Reserves Committee on the same date. He became Chair of the NCG Committee as of October 30, 2018. Mr. Leer’s NCG Committee Member retainer has been pro-rated from January 1, 2018 to October 29, 2018 and his NCG Committee Chair retainer fee has been pro-rated from October 30, 2018 to December 31, 2018.

(6)

Mr. MacPhail was first elected as a director on April 25, 2018, and was appointed a member of the HRC Committee, the NCG Committee and the Reserves Committee as of the same date and his retainer fees have been pro-rated accordingly.

(7)	Mr. Marcogliese was a member of the NCG Committee and the Reserves Committee until April 25, 2018. He was appointed a member of the HRC Committee on the same date.
(8)	Mr. Mongeau was a member of the Reserves Committee until April 25, 2018. He became a member of the SER Committee on the same date.
(9)	Ms. Zygocki and Messrs. Rampacek, Taylor and Thomson were members of the NCG Committee until April 25, 2018.
(10)	Ms. Zygocki was appointed Chair of the HRC Committee as of April 25, 2018, following Mr. Delaney’s retirement from the Board.

Cenovus Energy Inc.	23	2019 Management Information Circular

- DIRECTOR COMPENSATION -

Director Share Ownership Guidelines

Each non-employee director is required to maintain minimum holdings of Common Shares (including DSUs) representing a value equal to at least three times that director’s total compensation for the most recent year ended December 31. New directors are required to achieve the share ownership guidelines within five years of joining the Board. These requirements are intended to enhance alignment of director and shareholder interests. As of March 1, 2019, all of our non-employee directors were in compliance with the applicable share ownership guidelines. The following table illustrates the value of their holdings as at March 1, 2019.

	At-Risk Investment Beneficial Shareholdings(1)			As a multiple of 2018 Total Compensation	Share Ownership Guideline ($)	Status
Name	Common Shares ($)	DSUs ($)	Total ($)
Patrick D. Daniel (Board Chair)	904,072	3,067,640	3,971,712	11.7	1,014,945	In compliance
Susan F. Dabarno	366,308	505,564	871,872	4.1	642,000	In compliance	(2)
Harold N. Kvisle	680,960	328,284	1,009,244	5.7	534,438	In compliance	(3)
Steven F. Leer	24,320	840,207	864,527	4.0	644,526	In compliance	(4)
Keith A. MacPhail	2,504,960	328,284	2,833,244	15.9	534,438	In compliance	(3)
Richard J. Marcogliese	668,800	706,861	1,375,661	6.5	631,782	In compliance	(5)
Claude Mongeau	2,055,040	656,348	2,711,388	12.7	642,000	In compliance	(6)
Charles M. Rampacek	121,600	1,093,962	1,215,562	5.6	654,279	In compliance
Colin Taylor	27,968	1,093,962	1,121,930	4.9	691,779	In compliance
Wayne G. Thomson	25,901	1,595,988	1,621,889	7.8	627,279	In compliance
Rhonda I. Zygocki	486,813	689,095	1,175,908	5.4	652,221	In compliance	(5)

Notes:

(1)

The value of “At-Risk Investment – Beneficial Shareholdings” was determined by multiplying the number of Common Shares and DSUs held by each director as of March 1, 2019, by the closing price of a Common Share on such date of $12.16.

(2)	Ms. Dabarno joined the Board on April 26, 2017 and has five years, until April 26, 2022, to achieve the share ownership guideline.
(3)	Messrs. Kvisle and MacPhail joined the Board on April 25, 2018 and each have five years, until April 25, 2023, to achieve the share ownership guideline.
(4)	Mr. Leer joined the Board on April 29, 2015 and has five years, until April 29, 2020, to achieve the share ownership guideline.
(5)	Ms. Zygocki and Mr. Marcogliese joined the Board on April 27, 2016 and each have five years, until April 27, 2021, to achieve the share ownership guideline.
(6)	Mr. Mongeau joined the Board on December 1, 2016 and has five years, until December 1, 2021, to achieve the share ownership guideline.

Cenovus Energy Inc.	24	2019 Management Information Circular

EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

We are pleased to present the Compensation Discussion and Analysis, which explains the Corporation’s executive compensation philosophy and practices, and how they were applied to reach our executive compensation decisions for 2018.

Building Positive Momentum

The Company’s operating performance in 2018 was excellent. On matters within the Company’s control, we performed very well, reflected by record production volumes and stable unit operating costs despite voluntary curtailment of our upstream production in response to low crude oil prices, disciplined capital spend in the year and rollout of another disciplined capital budget for 2019. The Company’s jointly owned refineries drove refining and marketing operating margin of close to $1 billion.

2018 was one of the most challenging years our industry has experienced. Our financial results were significantly hindered by widening light-heavy oil price differentials through much of the year, which reached historical highs in the fourth quarter, as well as by realized hedging losses largely in the first three quarters of the year.

Notwithstanding the market challenges and the impact of hedging decisions made in prior years, in 2018 the Company nonetheless continued to progress deleveraging plans and reduced debt outstanding a further 11 percent over the course of the year. Meanwhile, a number of key strategic achievements were reached, including advancing the construction of Christina Lake phase G under budget and ahead of schedule, the sale of the Pipestone Partnership in the Deep Basin for $625 million, and strengthening market access by securing additional capacity on the Keystone XL Pipeline project to bring our total commitment to 150,000 barrels per day and negotiating three-year rail agreements for 100,000 barrels per day crude-by-rail transportation capacity.

Over the past year, Cenovus has become a stronger company through focus on capital discipline and cost leadership while maintaining safe and reliable operations. 2018 was a pivotal year in which the leadership team and our staff delivered on commitments to shareholders and solidified the foundation for growing shareholder value. It was also a year in which Mr. Pourbaix, who joined us in late 2017, demonstrated great depth and breadth of capability and vision as leader of our Company.

2018 Executive Compensation

Pay for performance remained a key driver in our executive compensation program, with no changes to the program’s design in 2018. Our program continues to have a strong weighting of performance-driven variable compensation, in the form of the annual performance bonus and long-term incentives, driving robust alignment between realizable total direct compensation and shareholder returns. Our compensation decisions for the Named Executive Officers in 2018 remained consistent with our philosophy of pay for performance, while keeping in mind the importance of market competitiveness for attraction and retention of high performers. Total direct compensation for our leadership team continues to be targeted at the 50th percentile of the market with the flexibility to provide superior pay for superior performance.

Jonathan McKenzie joined Cenovus as our Chief Financial Officer in the first quarter of 2018. Mr. McKenzie’s broad experience across the oil and gas value chain is a key asset to the Company as we continue to focus on strengthening our balance sheet and lowering our cost structure. Upon his hiring, Mr. McKenzie received a cash bonus and an incentive grant of restricted share units to recognize foregone value of medium- and long-term incentives with his previous employer. Mr. McKenzie’s base salary is aligned to the 50th percentile of the market, reflecting the depth of his experience in the industry.

Effective March 1, 2018, the share ownership guideline for executive vice-presidents increased from 2.5 times to 3.0 times annual base salary, with the deadline for satisfaction remaining at five years from the respective date of appointment as executive vice-president, and in the case of current executive vice-presidents, each of their respective deadlines for compliance was extended by one year.

Cenovus’s total shareholder return over the three year period of 2016 to 2018 was below the 25th percentile of its peers, resulting in a zero payout for the 2016 PSU grant.

Management and the Board developed a simplified corporate scorecard that is easy to understand for both shareholders and employees and drives organizational efforts towards generating shareholder value. Our overall corporate score was 88 percent, resulting in a bonus award of $880,000 for our President & Chief Executive Officer. 2018 annual performance bonus awards for the other NEOs reflect individual ratings ranging from 120 to 180 out of 200 and our 2018 corporate score of 88 percent, resulting in bonus awards of 68 percent to 87 percent of base salary for the NEOs.

Cenovus Energy Inc.	25	2019 Management Information Circular

- EXECUTIVE COMPENSATION -

Board-Shareholder Engagement

As part of our robust Board-shareholder engagement program, in October 2018, members of our Board traveled to four cities in North America, engaging with several of the Corporation’s largest shareholders, collectively representing approximately 40 percent of Cenovus’s Common Shares. We heard strong support for the Company’s continued focus on deleveraging, capital discipline and cost leadership, and we are working to enhance the linkage between key objectives in those focus areas and our compensation decisions into 2019.

Please see the Compensation Discussion and Analysis section in this Circular for more detail on Cenovus’s executive compensation philosophy, governance and outcomes for 2018 including for the other Named Executive Officers. As always, we welcome shareholder feedback on Cenovus’s executive compensation and business practices.

/s/ Patrick D. Daniel	/s/ Rhonda I Zygocki
Patrick D. Daniel	Rhonda I. Zygocki
Chair of the Board	Chair of the HRC Committee

COMPENSATION DISCUSSION AND ANALYSIS

27	COMPENSATION GOVERNANCE

27	ROLE OF THE BOARD AND HRC COMMITTEE

27	Independent Directors

27	Skills and Experience

28	Compensation Consultants

28	Executive Compensation Decision Making

28	Compensation Risk Oversight

30	COMPENSATION PHILOSOPHY

31	Executive Compensation Peer Group

32	EXECUTIVE COMPENSATION PROGRAM DESIGN

32	ELEMENTS OF COMPENSATION

32	Base Salary

32	Annual Performance Bonus Award

33	Long-Term Incentives

34	Retirement and Pension Benefits

35	Other Compensation

35	2018 EXECUTIVE COMPENSATION

35	2018 NAMED EXECUTIVES

35	2018 EXECUTIVE COMPENSATION DECISIONS

37	CEO Realizable Pay vs. Pay Opportunity

38	NEO Average Realizable Pay vs. Opportunity

39	Performance Graph

40	COMPENSATION TABLES

40	Summary Compensation Table

41	Outstanding Option-Based and Share-Based Awards

42	Incentive Plan Awards – Value Vested or Earned During the Year

42	Defined Benefit Plan Table

43	Defined Contribution Plan Table

43	Termination and Change of Control Benefits

45	Executive Share Ownership Status

Cenovus Energy Inc.	26	2019 Management Information Circular

COMPENSATION GOVERNANCE

ROLE OF THE BOARD AND HRC COMMITTEE

The Board is responsible for approval of compensation for our President & Chief Executive Officer and other executive officers. The HRC Committee assists the Board in carrying out its responsibilities by reviewing compensation and human resource matters in support of the achievement of the Corporation’s business strategy and by making recommendations to the Board. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to President & Chief Executive Officer compensation, evaluating the President & Chief Executive Officer’s performance against those goals and objectives and, based on that evaluation, recommending remuneration of the President & Chief Executive Officer, including salary, short-term incentive awards and long-term incentive awards.

A description of the HRC Committee Mandate, which sets out the responsibilities, powers and operations of the HRC Committee, is found in the Human Resources and Compensation Committee section in Schedule C – Corporate Governance of this Circular and the full mandate is available on our website at cenovus.com.

Independent Directors

Our HRC Committee is made up of independent directors who bring different perspectives, approaches and experience to the governance of our compensation program. They are highly experienced senior executives who have dealt with numerous compensation issues over the course of their careers. They are well equipped to inquire, debate and ultimately make decisions in respect of a wide range of human resources and compensation issues, as well as other matters for which they are responsible, as outlined in the HRC Mandate. As such, the HRC Committee provides a strong level of leadership and governance in respect of the design and execution of our compensation program.

Skills and Experience

A general description of the skills and experience of the members of the HRC Committee is set out in the individual director biographies and the skills matrix chart, found respectively in the Information on Director Nominees section of this Circular and in the Key Skills and Experience, Residency, Tenure and Age Range section of Schedule C to this Circular. In addition, the following is a brief description of the direct experience of each of the HRC Committee members that is relevant to his or her responsibilities as a Committee member:

Rhonda I. Zygocki (HRC Committee Chair) Ms. Zygocki has been a member of the HRC Committee since April 27, 2016 and HRC Committee Chair since

April 25, 2018. Ms. Zygocki held a number of senior management and executive leadership positions during her 34 year tenure at Chevron Corporation, from which she brings a deep knowledge and understanding of oil industry compensation practices.

Patrick D. Daniel (Board Chair) Mr. Daniel has been Chair of the Board of Directors of Cenovus since April 26, 2017 and as such, is an ex officio non-voting member of the HRC Committee. Prior to becoming Board Chair, Mr. Daniel was a member of the HRC Committee since the inception of Cenovus in late 2009. He was the President and Chief Executive Officer and subsequently the Chief Executive Officer of Enbridge Inc. for over 12 years. Mr. Daniel is also a director and serves on the Management Resources and Compensation Committee of Canadian Imperial Bank of Commerce.

Steven F. Leer Mr. Leer has been a member of the HRC Committee since April 26, 2017. Mr. Leer is a lead director of Norfolk Southern Corporation, non-executive Chairman of the Board of USG Corporation (“USG”) and former director and lead director of USG, during which time he was a member of its Compensation and Organization Committee.

Keith A. MacPhail Mr. MacPhail has been a member of the HRC Committee since April 25, 2018. Mr. MacPhail is a director and Chairman of Bonavista Energy Corporation and a director and Chairman of NuVista Energy Ltd., serving as a member of its Compensation Committee since 2012.

Richard A. Marcogliese Mr. Marcogliese has been a member of the HRC Committee since April 25, 2018. Mr. Marcogliese has held a number of senior executive level and senior advisor positions during his 40 year career in the U.S. refining industry, which includes leading a major organizational transition at Valero Energy Corporation and over 25 years of leadership experience at Exxon.

Charles M. Rampacek Mr. Rampacek has been a member of the HRC Committee since April 27, 2016. Mr. Rampacek held senior executive level positions with Probex Corporation, Lyondell-Citgo Refining, L.P. Tenneco Inc. and its subsidiary Tenneco Gas Operations for over 21 years. Mr. Rampacek is also a director and serves on the Compensation Committee of Energy Services Holdings, LLC. He was previously a director of Flowserve Corporation and served on its Organization and Compensation Committee from 2007 to 2012.

The Board believes the collective skills and experience of the individual members of the HRC Committee enable the Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

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Compensation Consultants

Hugessen Consulting, Independent Consultant. Since January 2016, the HRC Committee has retained the services of Hugessen Consulting (“Hugessen”) as its independent compensation consultant. Hugessen provides advice and perspective to the HRC Committee on analysis and recommendations put forward by Management and Willis Towers Watson, particularly with respect to CEO compensation, incentive plan design, peer group determinations, disclosure and other matters. Hugessen is also retained to provide advice to the NCG Committee on non-employee director compensation, including disclosure, peer group analysis, shareholder engagement and other matters. Hugessen does not provide any services to Management.

Willis Towers Watson. Cenovus engages the services of Willis Towers Watson for advice regarding the competitiveness of our compensation program. Specifically, Willis Towers Watson assists Management with and provides the HRC Committee information on the following items:

•	Regular competitive analysis of the elements of our compensation program, including base salary, annual performance bonus program, long-term incentive program, retirement and pension benefits and other compensation;

•	Review of the objectives and principles that we use to design our compensation philosophy and program, including advice regarding our compensation and performance peer groups; and

•	Information on trends and best practices in compensation philosophy and program design.

In addition, Management receives retirement and pension plan advice, which includes actuarial, corporate risk and brokering services.

Executive Compensation Consultant	Executive Compensation-Related Fees
	2018 (000’s)	2017 (000’s)
Hugessen Consulting	$102	$234
Willis Towers Watson	$274	$436

Executive Compensation-Related Fees. Executive compensation-related fees consist of the aggregate fees billed for services related to determining compensation for any of the Corporation’s directors and executive officers. The executive compensation-related fees paid by Cenovus to each of Hugessen and Willis Towers Watson in 2017 and 2018 are set out in the table above.

All Other Fees. In addition to the fees disclosed above, Willis Towers Watson assisted with certain matters including, but not limited to, pension and benefits (including actuarial services), non-executive compensation advice and corporate risk and brokering services. Total fees payable to Willis Towers Watson for the foregoing services were approximately $2,010,000 in 2018 and approximately $1,697,000 in 2017, which includes the aggregate fees billed for all other services that are not included in Executive Compensation-Related Fees, as more specifically described above. The year over year increase primarily reflects pension consulting projects and other ad hoc engagements. Other than the fees disclosed above, no other fees were paid by Cenovus to Hugessen in 2018 and 2017.

Executive Compensation Decision Making

The advice, information and recommendations provided by Hugessen and Willis Towers Watson are factors considered in the HRC Committee recommendations and the Board’s decisions regarding executive compensation; however, the HRC Committee and the Board do not rely exclusively on such advice, information and recommendations. The decisions of the HRC Committee and Board with respect to executive compensation reflect a number of factors and considerations, including but not limited to, consultant advice and guidance, current industry trends and best practices, legal advice, peer data, and other information and recommendations from compensation consultants and Management and the discretion of the HRC Committee and the Board.

Compensation Risk Oversight

The HRC Committee’s primary duties and responsibilities are to review, monitor and make recommendations to the Board with respect to executive compensation philosophy and compensation program design; potential risks posed to Cenovus’s financial or reputational well–being by the Corporation’s executive compensation program; executive officer compensation, including the President & Chief Executive Officer; competitive compensation analysis; succession planning for executive officers; performance measures for short and long–term incentive plans; and pension and investment plan governance, design and funding.

The HRC Committee will utilize its discretion to adjust compensation including annual performance bonus payments and long-term incentive grants and recover payments made in cases of gross or willful misconduct by our executive officers resulting in a material misstatement of the Corporation’s financial position.

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It is essential that the executive compensation program design considers the risks Cenovus is exposed to in the pursuit of its strategic objectives. It is important for executive compensation to be linked to operational risk management so that financial incentives reinforce a focus on safety, execution excellence, environmental responsibility and market access. Shareholder value is increased through effective risk management and sound operational business practices and controls which are aligned to the long-term strategic objectives of the Corporation.

Claw-Back Provision. Both our President & Chief Executive Officer and our Executive Vice-President & Chief Financial Officer compensation terms include a claw-back provision, whereby compensation is subject to recovery (claw-back) provisions. The Board will have discretion to cancel any bonus payments or unvested incentive awards and/or require reimbursement of paid bonuses or incentive awards, as applicable, in the event of either: (i) fraud, theft or similar misconduct by the executive in the context of employment with the Corporation, regardless of whether or not there is a related financial restatement; or (ii) a restatement of financial statements of the Corporation due to material non-compliance with any financial reporting requirement under applicable securities laws. This can apply if: the amount of incentive compensation received or to be received by the executive is calculated based upon the achievement of certain financial results that are subsequently the subject of or affected by such financial restatement; the executive failed to act honestly and in good faith with a view to the best interests of the Corporation or failed to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and the value of the incentive compensation payment received or to be received by the executive would have been lower had results been properly reported.

Non-Competition and Non-Solicitation Provision. Our President & Chief Executive Officer terms of employment include a non-competition and non-solicitation provision pursuant to which, during employment with the Corporation and for a period of time thereafter, the executive may not, without the Corporation’s prior written consent: (i) accept employment with or consult for any entity that carries on the business of oil and/or natural gas exploration or production in any of Cenovus’s operating areas and is included in Cenovus’s PSU Peer Group (as defined in the Compensation Discussion and Analysis section of this Circular) for a specified period after leaving the Corporation; (ii) solicit, encourage or cause to cease to work with the Corporation, any person who is then an employee of the Corporation; and (iii) solicit, encourage or cause any contractor, service provider or supplier of the Corporation to cease doing business with the Corporation. In the event of a breach or threatened breach of these obligations by the executive, the Corporation will be entitled to injunctive relief as well as any other applicable remedies available at law or in equity.

Executive Share Ownership Guidelines. We believe it is important to closely align the interests of our executive officers with our shareholders. One key way to accomplish this is to require that our executive officers maintain certain minimum holdings of Common Shares (which may include holdings of DSUs). The executive officer share ownership guidelines and compliance are reviewed regularly by the HRC Committee. The share ownership guideline for the President & Chief Executive Officer is 6.0 times annual base salary, to be satisfied within two years from the date of appointment. In February 2018, the HRC Committee determined that the share ownership guideline for executive vice-presidents of the Corporation be increased from 2.5 times to 3.0 times annual base salary effective as of March 1, 2018, with the deadline for satisfaction of such guideline remaining five years from the respective date of appointment as executive vice-president, and in the case of current executive vice-presidents of the Corporation, each of their respective deadlines for compliance was extended by one year. See Executive Share Ownership Status in the Compensation Discussion and Analysis section of this Circular for the ownership status of our current named executive officers.

Prohibition on Hedging. Cenovus employees and directors are prohibited from entering into financial derivative transactions which could result in profit from Cenovus’s share price falling. Prohibited transactions include purchasing financial derivatives, prepaid decreases in the market value of Cenovus securities granted or held, directly or indirectly, by the employee or director.

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COMPENSATION PHILOSOPHY

The HRC Committee approves and reports to the Board on the Corporation’s compensation philosophy.

Our executive compensation philosophy demonstrates how we provide value to our executive officers and how we align their interests with the interests of our shareholders. Specifically:

•	We actively manage our total compensation costs to be sustainable and aligned with the business cycle.

•	We pay for performance, reflecting both individual and corporate results that are aligned to our business strategy over the short and long-term as well as expected behaviours.

•	Our total compensation opportunity includes salaries, annual and long-term incentives and benefits to support attraction, retention and engagement.

•	Our total direct compensation is aimed at the 50th percentile of the Executive Compensation Peer Group for target performance with the flexibility to provide superior pay for superior performance.

•	We differentiate individual total compensation based on capability, performance and potential.

The following outlines the timing and key responsibilities of the HRC Committee in the determination of annual compensation for the Corporation’s Named Executive Officers (“NEOs”):

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Executive Compensation Peer Group

Our Executive Compensation Peer Group is used to benchmark the compensation of the NEOs, representing companies with North American oil and gas operations of similar size and complexity, with which the Corporation competes for talent. The Executive Compensation Peer Group was determined by considering a number of factors including size, complexity of business, revenue, asset value, market capitalization, enterprise value, total employees, geographic scope of operations and ownership structure. In 2018 the HRC Committee reviewed the Executive Compensation Peer Group and determined it remains appropriate for 2019. The table below reflects Cenovus’s positioning relative to the Executive Compensation Peer Group in terms of 2018 revenue and market capitalization at December 31, 2018.

Company	2018 Revenue ($Billion)		Market Capitalization (as at December 31, 2018) ($Billion)
Canadian Natural Resources Limited	21.0		39.7
Crescent Point Energy Corp.	3.4		2.3
Devon Energy Corporation	13.5	(1)	14.4	(2)
Enbridge Inc.	46.4		85.7
Encana Corporation	7.7	(1)	7.5
Husky Energy Inc.	22.3		14.2
Imperial Oil Limited	35.1		27.4
Marathon Oil Corporation	7.8	(1)	16.3	(2)
Murphy Oil Corporation	3.4	(1)	5.5	(2)
Pembina Pipeline Corporation	7.4		20.5
Suncor Energy Inc.	38.5		60.8
TransCanada Corporation	14.4		44.8
50th Percentile	13.6		18.4
Cenovus Energy Inc.	20.8		11.8

Source: Standard & Poor’s Capital IQ

Notes:

(1)	U.S. dollars converted to Canadian dollars at the 2018 average annual exchange rate of US $1.00 = CDN $1.30.
(2)	U.S. dollar values converted to Canadian dollars at December 31, 2018 exchange rate of US $1.00 = CDN $1.36.

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EXECUTIVE COMPENSATION PROGRAM DESIGN

ELEMENTS OF COMPENSATION

The following table illustrates the elements of our 2018 executive compensation program, and how they work together to provide pay for performance and shareholder alignment.

	Total Direct Compensation				Indirect Compensation

Program	Base Salary	Annual Performance Bonus Maximum award level at two times target	Long-term Incentives		Benefits & Perquisites (including pension)

			Performance Share Units 50% Performance multiplier of zero to two times	Stock Options 50%(1)

Purpose	Intended to reflect individual capability and sustained performance in executing day- to-day accountabilities of the position.	Intended to reward individual and corporate performance achieved in the year.	Intended to reward achievement of longer-term Company performance and align interests with shareholders.		Intended to promote retention and provide long- term financial security.

Performance Period	Annual reviews	1 Year	3 Years	7 Year term

	Increases based on performance and market data	Payout at risk(2)			Low risk, financial security and retention focused

Notes:

(1)	For additional information on the Stock Option Plan, see Schedule B – Summary of Stock Option Plan and Additional Compensation Plan Information of this Circular.
(2)

The payout at risk for the President & Chief Executive Officer is 85 percent of the total direct compensation, consisting of annual performance bonus and long-term incentives. 15 percent of total direct compensation consists of the base salary.

Base Salary

We determine the base salary of our executive officers annually based upon comparisons to the most recently available market data. We consider experience, scope of responsibilities, individual performance and strategic leadership over the course of the year.

Annual Performance Bonus Award

The annual performance bonus rewards individual and corporate performance achieved in the year. It is made up of two components: corporate and individual. The target opportunity is aligned to the 50th percentile of the Executive Compensation Peer Group. The target annual performance bonus award opportunity, payout range, and weightings for the NEOs are as follows:

Role	Target Award Opportunity (% of Salary)	Award Range (% of Target Award Opportunity)	Weighting (% of Target Award Opportunity)
			Corporate	Individual
President & Chief Executive Officer	100%		100%	0%
Executive Vice-President & Chief Financial Officer	75%
Executive Vice-President & Chief Technology Officer	70%	0-200%	70%	30%
Executive Vice-President, Upstream	65%
Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel	65%

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Corporate Component of Annual Performance Bonus Award: Corporate Scorecard. The corporate component of the annual performance bonus award is assessed based on the Corporate Scorecard which includes performance measures in the areas of operational, financial, and safety and environment. The performance measure categories are intended to focus performance on important elements of our business and strategy, while observing Cenovus’s corporate risk policies. Targets are set within defined performance ranges based on the capital and operating budget approved by the Board for the year, and, in some cases, relative performance against our peers.

Following the end of the financial year, Cenovus’s corporate performance is assessed by the HRC Committee and the Board. The sum of the performance score for each measure with the respective weightings applied results in an overall corporate performance score between zero and 200 and is recommended by the HRC Committee to the Board for approval. See 2018 Annual Performance Bonus Awards section of this Circular for details specific to 2018.

Individual Component of Annual Performance Bonus Award. For each calendar year, all of our employees, including our executive officers, identify specific priorities and accountabilities that are outlined in their individual annual performance agreements. The priorities align with our strategy and provide performance focus throughout the year.

The HRC Committee reviews the goals and objectives of our President & Chief Executive Officer and evaluates the President & Chief Executive Officer’s performance in light of corporate goals and objectives. For our President & Chief Executive Officer, the individual award is determined solely based on our Corporate Scorecard. For our other executive officers, excluding the President & Chief Executive Officer, the individual award is determined based on the achievement of individual priorities and accountabilities set out in annual individual performance agreements (for each NEO, these priorities are set in consultation with and approved by the President & Chief Executive Officer).

Board Discretion in determining Annual Performance Bonus Awards. From time to time, the Board may exercise discretion to adjust the President & Chief Executive Officer’s annual performance bonus award and, similarly, the HRC Committee may exercise discretion to adjust the other NEOs’ annual performance bonus awards, where considered appropriate based on the specific circumstances. See 2018 Executive Compensation Decisions – 2018 Annual Performance Bonus Awards section of this Circular.

Long-Term Incentives

Our Long-Term Incentive (“LTI”) program was developed to align the interests of our shareholders with our executive officers and employees. Executives are required to hold significant equity interests. In addition to the intrinsic share price performance risk contained within equity-based incentives, we believe it is important to include additional performance measures that will determine eligibility for and vesting of a portion of LTIs that may be granted.

LTIs are granted on an annual basis, in conjunction with our annual compensation cycle, using guidelines based on a review of competitive market data, individual performance, prior grants, and potential and retention, as required. The Board reserves the right to exercise discretion in determining the amount granted. The types of LTIs we provide to our NEOs, as well as key plan terms for each type of LTI are reflected in the following table.

Key Terms	Stock Options (“Options”)(1)	Performance Share Units (“PSUs”)
Term	7 years	3 years
Description	Options to acquire Common Shares	PSUs are grants of whole share units to which a performance factor will be applied to determine the number of PSUs eligible to vest
Primary Objective	Align interests with share price performance	Reward for performance
Performance Measures	Value accrues when the Common Share price exceeds the exercise price	Number of vested PSUs determined by applying a Performance Score reflecting Cenovus’s TSR relative to the TSR of an identified peer group
Vesting	Three year vesting: 30 percent on the first anniversary of the grant date, 30 percent on the second anniversary of the grant date and 40 percent on the third anniversary of the grant date	2016 and 2017 PSUs have one three-year performance period. The 2018 PSUs are earned in a total of four performance periods including three one-year periods and a single three-year period. PSUs vest at the end of the three-year performance period
Payout	On exercise, acquire Common Shares at the price determined at the time of grant	Cash equivalent to PSUs vested during the performance period is paid in cash or Common Shares based on the volume weighted average trading price of a Common Share for five trading days prior to the end of the performance period

Notes:

(1)	For additional information on the Stock Option Plan, see Schedule B – Summary of Stock Option Plan and Additional Compensation Plan Information of this Circular.

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Performance Share Units

We grant performance-based long-term incentives in the form of Performance Share Units (“PSUs”), as described in the table above. PSUs granted in 2016 and 2017 become eligible to vest after a single three-year performance period. PSUs granted in 2018 become eligible to vest after four performance periods over a total of three years. There are three one-year performance periods, each with a weighting of 20 percent, and a single aggregate three-year performance period with a weighting of 40 percent. Dividend equivalents are credited in the form of additional PSUs consistent with dividends declared on Common Shares. PSUs that do not vest at the end of the three-year performance period are not paid out and are cancelled.

2018 PSU Performance Criteria: PSU Relative TSR. The number of PSUs that vest is determined by applying a score (the “Performance Score”) that reflects the Corporation’s TSR relative to the TSR of an identified peer group (the “PSU Relative TSR”). Payment for each grant is not made until after the end of the three-year performance period. The PSU Performance Criteria is calculated using the volume weighted average trading price of a Common Share on the TSX (the “VWAP Share Price”) for the last 30 days of the performance period, less the VWAP Share Price for the 30 trading days prior to the start of the three-year performance period, plus dividends paid during the performance period, divided by the VWAP Share Price for the 30 trading days prior to the start of the performance period.

The HRC Committee determines the PSU Performance Criteria, Performance Scores and any associated payout. Payout on PSUs is determined by applying the Performance Score to the relevant performance period, as follows:

Performance	TSR percentile	Performance Score(1) (number granted)
Minimum	<25th percentile	0 times
Threshold	25th percentile	.50 times(2) .25 times(3)
Target	50th percentile	1 times
Maximum	75th percentile	2 times

Notes:

(1)	Payout occurs between the 25th percentile and the 75th percentile.
(2)	2016 and 2017 PSU grants.
(3)	2018 PSU grant.

PSU Peer Group. Cenovus has identified a PSU peer group based on the following considerations:

•	Upstream energy producers
•	Commodity price exposure
•	Market capitalization less than $50 billion
•	Canadian operations
•	Compete for the same investor dollars

Based on the above criteria, Cenovus uses the following PSU peer group (the “PSU Peer Group”) for purposes of determining PSU Relative TSR.

Apache Corporation

Canadian Natural Resources Limited

Crescent Point Energy Corp.

Devon Energy Corporation

Encana Corporation

Husky Energy Inc.

Imperial Oil Limited

Marathon Oil Corporation

MEG Energy Corp.

Murphy Oil Corporation

Suncor Energy Inc.(1)

Notes:

(1)

Although market capitalization of Suncor Energy Inc. (“Suncor”) currently exceeds $50 billion, this company was consistent with the PSU Peer Group criteria when the criteria was initially set; further, Suncor has been retained in the PSU Peer Group as a result of satisfying the other criteria noted for inclusion.

Retirement and Pension Benefits

Our retirement program is intended to provide long-term financial security and support retention of our employees, including our executive officers. We believe it is important to provide for the future retirement of our employees and executive officers through retirement and pension benefits.

Cenovus’s Canadian Pension Plan, which includes both a Defined Benefit Option (the “DB Plan”) and a Defined Contribution Option (the “DC Plan”), is a registered pension plan. Our employees, including our executive officers, participate in either the DB Plan or DC Plan.

Under the DB Plan, pension benefits are based on two percent of final average pensionable earnings multiplied by the number of years of membership in the DB Plan. The normal retirement age is 70. Employees may take their pension as early as age 60 with pension benefits reduced by three percent per year. There is no reduction in benefits for retirement between age 65 and 69. Employees may elect to participate in the DB Plan upon meeting certain criteria.

In the DC Plan, employer contributions are made into individual employee accounts equal to eight percent of pensionable earnings for all DC Plan participants including Mr. Pourbaix, President & Chief Executive Officer and Mr. McKenzie, Executive Vice President & Chief Financial Officer. Each employee individually manages the investment of their account balances from a variety of investment options made available by Cenovus.

Pensionable earnings include base salary plus annual performance bonus capped at 40 percent of salary for our NEOs. For non-executive employees, annual performance bonus is not included in pensionable earnings.

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We pay pension benefits under our DB Plan and our DC Plan up to the permitted levels for registered pension plans under the Income Tax Act. Additional pension benefits are payable from the Cenovus Energy Inc. Canadian Supplemental Pension Plan for pension benefits beyond the limits permitted under a registered pension plan.

Other Compensation

To achieve a competitive total compensation package, we provide additional benefits and perquisites at a level competitive with market practice. The additional elements of compensation that we provide include an annual allowance, parking, financial and retirement planning services, matching of personal contributions to an investment plan of up to five percent of base salary and health and wellness services.

2018 EXECUTIVE COMPENSATION

2018 NAMED EXECUTIVE OFFICERS

The following are our Named Executive Officers (or “NEOs”) for 2018(1):

Alexander J. Pourbaix	President & Chief Executive Officer
Jonathan M. McKenzie(2)	Executive Vice–President & Chief Financial Officer
Harbir S. Chhina	Executive Vice–President & Chief Technology Officer
J. Drew Zieglgansberger	Executive Vice–President, Upstream
Alan C. Reid	Executive Vice–President, Stakeholder Engagement, Safety, Legal & General Counsel

Notes:

(1)

In addition to the NEO’s listed above, Ivor M. Ruste also qualifies as an NEO for the year ended December 31, 2018, as he held the Chief Financial Officer position until his retirement on April 30, 2018.

(2)	Mr. McKenzie joined Cenovus on April 5, 2018 and was appointed Executive Vice-President & Chief Financial Officer on May 1, 2018.

For the purpose of this Circular and the discussion below, Named Executive Officer means any one of the six Named Executive Officers and total direct compensation includes base salary, annual performance bonus, and long-term incentive awards for a performance year.

2018 EXECUTIVE COMPENSATION DECISIONS

The decisions made for the 2018 compensation of our President & Chief Executive Officer and the other NEOs as described in this Circular are based on our compensation philosophy to pay for performance and to align the interests of the NEOs with the interests of our shareholders, while balancing objectives regarding market competitiveness and retention. Cenovus continues with a prudent approach to executive compensation in response to recent market volatility and continuing market access challenges. Total direct compensation remains targeted at the 50th percentile of our Executive Compensation Peer Group.

Base Salaries

In late 2017, when Mr. Pourbaix joined the Corporation as President & Chief Executive Officer, our Board determined a starting base salary of $1,000,000, placing his annual base salary at approximately the 25th percentile of the Executive Compensation Peer Group. That base salary was maintained for 2018. The HRC Committee determined that the 2018 base salaries for Mr. Ruste and Mr. Chhina would also remain unchanged, and adjustments for Executive Vice-Presidents, Mr. Zieglgansberger and Mr. Reid, were applied to align base salaries with increased responsibilities while maintaining a market position below the 50th percentile of the market. The base salary for Mr. McKenzie, the Executive Vice-President & Chief Financial Officer, hired on April 5, 2018, is aligned to the 50th percentile of the market, reflecting market competitiveness and the depth of his experience in this role.

Long-Term Incentives

Decisions about 2018 LTI grants were made in February 2018 for all but Mr. McKenzie who had not yet joined the Corporation. Mr. Pourbaix’s 2018 total grant value was $4.5 million, and consisted of 986,842 Options and 237,341 PSUs (50 percent Options and 50 percent PSUs). Similarly, grants for the other NEOs consisted of 50 percent Options and 50 percent PSUs. Aggregate grant values increased over 2017, however overall remained below the 50th percentile.

Mr. Ruste’s grant was pro-rated to reflect his retirement date. Mr. McKenzie received long-term incentive grants totaling approximately $3.5 million in estimated fair value on the date of grant, which included a one-time grant of Restricted Share Units (“RSUs”) (with grant date fair value of approximately $1 million) in recognition of Mr. McKenzie’s having forfeited outstanding long-term incentives with his former employer when he departed to join the Corporation, as well as grants

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of 398,089 Options and 113,533 PSUs reflecting the target grant date fair value of $2.5 million for his aggregate annual long-term incentive.

As Cenovus’s TSR over the three year period of 2016 to 2018 was below the 25th percentile of the PSU Peer Group, the performance multiplier was zero times, resulting in no vesting of the PSUs granted in 2016.

2018 Annual Performance Bonus Awards

The annual performance bonus rewards individual and corporate performance achieved in the year. It is made up of two components: corporate and individual. The target opportunity is aligned to the 50th percentile of the Executive Compensation Peer Group. The target annual performance bonus award opportunity, payout range, and weightings for the NEOs are described under Executive Compensation – Elements of Compensation.

As described under Executive Compensation – Elements of Compensation, corporate performance is assessed by the HRC Committee and the Board using the corporate scorecard. For 2018 Management and the Board developed a simplified corporate scorecard that is easy to understand for both shareholders and employees and drives organizational efforts towards generating shareholder value. The performance measures are weighted to balance emphasis on operating, financial and safety and environmental areas of performance. Targets and ranges of performance were set for each measure, largely based on the 2018 business plan adjusted using external guidance on production ranges. The Board’s assessment of the Corporation’s performance relative to the 2018 Corporate Scorecard targets is shown in the following table.

2018 Corporate Scorecard
Performance Measure	Weighting	Payout Range			Performance Range Assessment
		Threshold	Target	Maximum
Operating	50%
Production	20%	50%	100%	200%	Target
Upstream non-fuel operating costs	20%	50%	100%	200%	Maximum
Non-rent G&A	10%	50%	100%	200%	Below Threshold
Financial	40%
Adjusted funds flow(1)	10%	50%	100%	200%	Below Threshold
Free funds flow(1)(2)	10%	50%	100%	200%	Maximum
Net debt to adjusted EBITDA(1)	20%	50%	100%	200%	Below Threshold
Safety & Environment	10%
Total recordable incident frequency	3.3%	50%	100%	200%	Maximum
Reportable Spills	3.3%	50%	100%	200%	Maximum
Process Safety Performance (Events)	3.3%	50%	100%	200%	Below Threshold

Notes:

(1)	These are non-GAAP measures and additional information is in the Advisory section at the end of this Circular.
(2)	For the purposes of the 2018 Corporate Scorecard, free funds flow includes actual acquisition and divestiture activity.

The specific targets set for the year within each performance measure are assessed and weighted, with the overall corporate performance score measured between zero and 200. The scorecard results are reviewed by the HRC Committee and recommended to the Board for approval. The corporate scorecard calculation was 88 percent for 2018. This included a 5 percent increase to reflect the strategic production curtailment during parts of the year and a 5 percent reduction for the tragic fatality experienced at the Christina Lake site in early 2018. A discussion of the Corporation’s 2018 performance can be found in the Executive

Compensation – Letter to Shareholders section of this Circular as well as in the Corporation’s year end news release and associated disclosure available on cenovus.com. The President and Chief Executive Officer’s annual performance bonus award is measured on 100 percent of the corporate score, resulting in a bonus of $880,000. Individual ratings for the other Named Executive Officers ranged from 120 to 180 out of 200, resulting in bonus awards of 68 percent to 87 percent of base salary. No discretion was used for the President & Chief Executive Officer’s annual performance bonus award, or for any other NEO, in 2018.

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CEO Realizable Pay vs. Pay Opportunity

Alignment of our President & Chief Executive Officer’s compensation experience to the TSR experience of our shareholders is illustrated in the following table, comparing the grant date pay opportunity of total direct compensation (“TDC”, as reflected in the Summary Compensation Table in the Compensation Discussion and Analysis – Compensation Tables section of this Circular) relative to the realizable TDC. The table also compares the realizable value of $100 of granted pay to the President & Chief Executive Officer in relation to the value of $100 invested in Common Shares over the same periods. Over the three-year period the value of granted pay for the President & Chief Executive Officer has been impacted by the Corporation’s performance, consistent with the relative reduction in the Shareholder’s Cumulative Value.

Period	Total Direct Compensation Pay Opportunity(1)	Realizable Total Direct Compensation(2)(3)	Performance Period	Value of $100
President & CEO	Shareholder Cumulative Value(4)
2016(5)	7,260,280	2,538,920	2015-12-31 to 2018-12-31	35	57
2017(6)	7,236,435	3,971,272	2016-12-31 to 2018-12-31	55	50
2018	6,379,993	4,318,082	2017-12-31 to 2018-12-31	68	85
2016-2018(5)(6)	20,876,708	10,828,274	2015-12-31 to 2018-12-31	52	57

Notes:

(1)

Represents base salary, annual performance bonus and grant date fair value of LTIs granted in the referenced year, as reported in the Summary Compensation Table in the Compensation Discussion and Analysis – Compensation Tables section of this Circular.

(2)

The realizable TDC includes base salary and annual performance bonus earned in the referenced year (as reported in the “Salary” and the “Non-Equity Incentive Plan Compensation – Annual Incentive Plan” columns of the Summary Compensation Table of the Circular, and the LTIs granted in the referenced year valued as follows: (i) value (market price received less exercise price) of any Options that were granted in that year that were exercised as at or prior to December 31, 2018, if applicable; (ii) “in-the-money” attributed as at December 31, 2018 to Options that were granted in the referenced year that had not been exercised as at December 31, 2018, based on the closing price of $9.60 per Common Share on the TSX on December 31, 2018; (iii) value attributed as at December 31, 2018 to PSUs granted in the referenced year that had not vested as at December 31, 2018 assuming performance at Target and related Performance Score of 1.0 times, and based on the closing price of $9.60 per Common Share on the TSX on December 31, 2018; and (iv) value attributed as at December 31, 2018 to RSUs granted in the referenced year, which were not yet eligible for payout as at December 31, 2018, based on the closing price of $9.60 per Common Share on the TSX on December 31, 2018, excluding the 2016 RSU grant which was realized at the closing price of $9.38 per Common Share on the TSX on December 28, 2018.

(3)	Realizable TDC for 2016 is a realized value and includes actual value realized from the 2016 PSU award.
(4)	Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming quarterly dividend reinvestment.
(5)	TDC is of our former President & Chief Executive Officer.
(6)

Mr. Pourbaix was appointed President & Chief Executive Officer in November 2017, and therefore the 2017 compensation shown has been annualized to reflect what he would have earned had he served in this position for the full year.

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NEO Average Realizable Pay vs. Opportunity

The average TDC pay opportunity compared to average realizable TDC for the Corporation’s NEOs over the past three years is reflected in the chart below. The value of realizable TDC is significantly impacted by the value of long-term incentive awards. The strength of alignment of our executive compensation program design to our pay for performance philosophy is demonstrated by the impact of the realizable values attributed to LTIs held at December 31, 2018:

•	Options granted February 27, 2018 to Messrs. Pourbaix, Chhina, Zieglgansberger and Reid were in-the-money as at December 31, 2018. None of the Options granted in 2016 or 2017 were in the money at December 31, 2018. See Compensation Tables - Outstanding Option-Based and Share-Based Awards for more information on Option-based awards.

•	The price of Common Shares significantly impacted the value attributed to 2017 and 2018 PSUs held at December 31, 2018.
•	The impact of the zero value of the 2016 PSU payout is reflected in the NEO Average Realizable Total Direct Compensation being significantly lower than the NEO Average Total Direct Compensation Opportunity for 2016.

As a result of the Corporation’s leadership changes, the NEO group is significantly different for 2018 than was reported in 2017, with only Mr. Chhina reporting as an NEO in both 2017 and 2018. The average NEO TDC increased slightly year over year due to a small increase in the average amount of Share-based and Option-based awards granted in 2018.

PSUs granted in 2017 and 2018 which have not yet vested and are not yet eligible for payout are valued below based on performance at Target and related Performance Score of 1.0 times, as the impact of performance will not be fully reflected until PSU payout values are determined for such PSUs after completion of the respective performance periods for such grants at December 31, 2019 and December 31, 2020, respectively.

Year	NEO Average TDC Opportunity(1) ($)	NEO Average Realizable TDC(2) ($)
2016(3)	4,070,749	1,536,082
2017(4)	3,369,918	1,983,070
2018(5)	3,529,340	2,525,671

Notes:

(1)

Represents average TDC pay opportunity of the named executive officers for the referenced year as reported in the Summary Compensation Table in the Management Information Circular of the Corporation for the referenced year. TDC pay opportunity includes base salary, annual performance bonus and grant date fair value of LTIs granted in the respective year, as reported in the respective the Summary Compensation Table for the referenced year.

(2)

Represents average realizable TDC of the named executive officers for the referenced year as reported in the Summary Compensation Table in the Management Information Circular of the Corporation for the referenced year. The realizable TDC includes base salary and annual performance bonus earned in the particular year (as reported in the “Salary” and the “Non-Equity Incentive Plan Compensation – Annual Incentive Plan” columns of the Summary Compensation Table, and the LTIs granted in the referenced year valued as follows: (i) value (market price received less exercise price) of any Options that were granted in that year that were exercised as at or prior to December 31, 2018, if applicable; (ii) “in-the-money” attributed as at December 31, 2018 to Options that were granted in the referenced year that had not been exercised as at December 31, 2018, based on the closing price of $9.60 per Common Share on the TSX on December 31, 2018; (iii) value attributed as at December 31, 2018 to PSUs granted in the particular year that had not vested as at December 31, 2018 assuming performance at Target and related Performance Score of 1.0 times, and based on the closing price of $9.60 per Common Share on the TSX on December 31, 2018; and (iv) value attributed to RSUs granted in 2018, which were not yet eligible for payout as at December 31, 2018, based on the closing price of $9.38 per Common Share on the TSX on December 28, 2018.

(3)

Includes a one-time new-hire award of RSUs to a former named executive officer in the referenced year. Average Realizable TDC includes actual value realized from the 2016 PSU award and excludes 25,294 RSUs that were forfeited by a former named executive officer.

(4)	Excludes compensation for Mr. Pourbaix, who commenced employment on November 6, 2017.
(5)	Excludes TDC for Mr. Ruste, who retired on April 30, 2018. Includes a one-time new-hire award of RSUs to Mr. McKenzie as described in footnote 9 to the Summary Compensation Table of this Circular.

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Performance Graph

The following performance graph illustrates the cumulative TSR for Cenovus on the TSX of $100 invested in Common Shares of the Corporation over the period beginning January 1, 2013 and ending December 31, 2018 compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Energy Index over the same period, assuming quarterly reinvestment of dividends. The trends in average TDC of our NEOs and in cumulative TSR are similar largely due to the significant component of LTI based compensation for our NEOs and the intrinsic link between LTI value and Common Share trading price. For 2018 in particular, base salary and annual performance bonuses are lower for the NEOs than for prior year NEOs.

	2013	2014	2015	2016	2017	2018	Compounded Annual Growth Rate(1)
Cenovus Common Shares (TSX) ($)*	100	82	62	73	42	36	-18.6%
S&P/TSX Composite Index ($)*	100	111	101	123	134	122	4.0%
S&P/TSX Energy Index ($)*	100	95	73	99	92	76	-5.5%
Cenovus NEO Average Total Direct Compensation ($ thousands)(2)	4,509	4,139	4,000	4,071	3,771	3,072	N/A

Notes:

*	Source: Bloomberg
(1)	The compounded annual growth rate shown represents the time period from December 31, 2013 to December 31, 2018.
(2)

Represents average, for the named executive officers reported by Cenovus in the respective year of disclosure, of the sum of amounts reported in the “Salary”, “Share-Based Awards”, “Option-Based Awards”, and “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” columns of the Summary Compensation Table of the management information circular or management proxy circular (as applicable) in respect of the annual meeting of shareholders of Cenovus held in the year immediately following the date indicated.

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COMPENSATION TABLES

Summary Compensation Table

The following table sets out the compensation paid to our NEOs for the years ended December 31, 2016, 2017 and 2018.

Name and Principal Position	Year		Salary ($)	Share- Based Awards(1) ($)		Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation	Pension Value(4) ($)	All Other Compensation(5) ($)		Total Compensation ($)
							Annual Incentive Plans(3) ($)
Alexander J. Pourbaix	2018		1,000,000	2,249,993		2,250,000	880,000	82,667	95,825		6,558,485
President &	2017	(6)	155,303	3,249,994	(7)	2,250,001	122,740	6,667	10,939		5,795,644
Chief Executive Officer	2016		-	-		-	-	-	-		-
Jonathan M. McKenzie(8)	2018		460,938	2,249,998		1,249,999	402,324	33,334	1,059,185	(9)	5,455,778
Executive Vice-President &	2017		-	-		-	-	-	-		-
Chief Financial Officer	2016		-	-		-	-	-	-		-
Harbir S. Chhina	2018		650,000	747,498		747,498	444,080	261,925	91,085		2,942,086
Executive Vice-President &	2017		650,000	725,344		759,309	391,300	243,929	91,085		2,860,967
Chief Technology Officer	2016		650,000	965,023		948,522	390,739	233,672	86,114		3,274,070
J. Drew Zieglgansberger	2018		547,144	599,999		599,998	413,270	346,608	77,268		2,584,287
Executive Vice-President,	2017		457,833	447,214		476,314	254,733	218,330	74,326		1,928,750
Upstream	2016		423,667	594,989		595,007	234,508	135,169	72,212		2,055,552
Alan C. Reid	2018		497,765	649,996		649,998	356,200	273,401	77,981		2,505,341
Executive Vice-President, Stakeholder	2017		437,500	447,214		476,314	259,308	184,615	74,979		1,879,930
Engagement, Safety, Legal & General Counsel	2016		413,333	594,989		595,007	228,144	138,305	71,010		2,040,788
Ivor M. Ruste (Retired)(10)	2018		196,667	294,999		294,998	-	82,441	40,537		909,642
Former Executive Vice-President &	2017		590,000	719,663		594,241	377,600	248,881	89,754		2,620,139
Chief Financial Officer	2016		590,000	957,465		742,320	472,000	232,992	90,130		3,084,907

Notes:

(1)

The fair value of share-based awards on the grant date is calculated based on the market value of a Common Share on the grant date for PSUs, RSUs and DSUs. The methodology used to calculate the fair value of share-based awards is the same as the value reported for accounting purposes.

(2)

The fair value of Option-based awards on the grant date is calculated using the Black–Scholes–Merton valuation model for Options. Mr. McKenzie’s 2018 Option-based awards were granted on April 5, 2018. The grant date for all other 2018 Option-based awards was February 27, 2018. The assumptions and fair value for Options for the respective grant dates are set out below. The methodology used to calculate the fair value of Option-based awards is the same as the value reported for accounting purposes.

Grant Date	February 27, 2018	April 5, 2018
Common Share Price	$9.48	$11.01
Volatility	28.40%	28.73%
Expected Life	4.5 years	4.5 years
Risk – Free Rate	1.89%	1.94%
Grant Date Fair Value	$2.28	$3.14

(3)	Reflects the annual performance bonus award earned by the NEO in the noted year.
(4)

Pension value is the Compensatory Change shown in the Defined Benefit Pension Table or the Defined Contribution Pension Table. With respect to the DB Plan: the pension value includes the projected pension earned during the year adjusted by gains or losses on the NEO’s entire defined benefit obligation when actual earnings differ from estimated; pension values reported annually vary due to underlying discount rate changes and other assumptions; and the amounts shown do not reflect payments made to the NEO during the applicable year.

(5)

All Other Compensation represents annual allowance ($39,600), parking, financial and retirement planning services, matching of personal contributions to an investment plan of up to five percent of base salary and health and wellness services.

(6)

Mr. Pourbaix was appointed as Cenovus’s President & Chief Executive Officer on November 6, 2017. Therefore, his 2017 compensation represents payment for approximately two months of the year. Mr. Pourbaix is not compensated for acting as a director of Cenovus.

(7)

Mr. Pourbaix’s share-based awards for 2017 include a one-time award of DSUs with a fair value on the grant date of approximately $1,000,000, which represented a special grant on Mr. Pourbaix’s hire by Cenovus, and an award of PSUs with a fair value on the grant date of approximately $2,250,000.

(8)

Mr. McKenzie joined Cenovus on April 5, 2018 and was appointed as Cenovus’s Executive Vice-President & Chief Financial Officer on May 1, 2018. Therefore, his 2018 compensation represents payment for approximately nine months of the year. Mr. McKenzie’s share-based awards for 2018 include a one-time award of RSUs with a fair value on the grant date of approximately $1,000,000, which represented a special grant on Mr. McKenzie’s hire by Cenovus, and an award of PSUs with a fair value on the grant date of approximately $1,250,000.

(9)	Mr. McKenzie received a one-time signing bonus of $1,000,000 on his hire by Cenovus.
(10)	Mr. Ruste retired as Executive Vice-President & Chief Financial Officer of Cenovus as of April 30, 2018.

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- EXECUTIVE COMPENSATION -

Outstanding Option-Based and Share-Based Awards

The following table outlines certain information regarding the Option-based awards and share-based awards outstanding for the NEOs as at December 31, 2018. For further details, see the Executive Compensation Program Design – Long-Term Incentives section of this Circular.

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	Number of Securities Underlying Unexercised Options(1) (#)	Original Grant Date	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(2) ($)	Number of Shares or Units of Shares That Have Not Vested(3) (#)	Market or Payout Value of Share-Based Awards That Have Not Yet Vested(4) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(5) ($)
Alexander J. Pourbaix	714,286	07-Nov-2017	14.27	07-Nov-2024	-	402,797	3,866,851	687,638
	986,842	27-Feb-2018	9.48	27-Feb-2025	118,421
Jonathan M. McKenzie	398,089	05-Apr-2018	11.01	05-Apr-2025	-	207,086	1,988,028	-
Harbir S. Chhina	223,821	21-Feb-2012	38.73	21-Feb-2019	-	180,944	1,737,066	-
	210,358	20-Feb-2013	32.76	20-Feb-2020	-
	245,731	19-Feb-2014	28.37	19-Feb-2021	-
	245,731	23-Feb-2015	22.22	23-Feb-2022	-
	245,731	02-May-2016	19.89	02-May-2023	-
	245,731	04-Apr-2017	14.95	04-Apr-2024	-
	327,850	27-Feb-2018	9.48	27-Feb-2025	39,342
J. Drew Zieglgansberger	60,977	21-Feb-2012	38.73	21-Feb-2019	-	126,503	1,214,429	151,373
	72,816	20-Feb-2013	32.76	20-Feb-2020	-
	96,158	19-Feb-2014	28.37	19-Feb-2021	-
	62,849	23-Feb-2015	22.22	23-Feb-2022	-
	154,147	02-May-2016	19.89	02-May-2023	-
	154,147	04-Apr-2017	14.95	04-Apr-2024	-
	263,157	27-Feb-2018	9.48	27-Feb-2025	31,579
Alan C. Reid	35,873	21-Feb-2012	38.73	21-Feb-2019	-	131,872	1,265,975	160,723
	56,638	20-Feb-2013	32.76	20-Feb-2020	-
	96,158	19-Feb-2014	28.37	19-Feb-2021	-
	62,849	23-Feb-2015	22.22	23-Feb-2022	-
	154,147	02-May-2016	19.89	02-May-2023	-
	154,147	04-Apr-2017	14.95	04-Apr-2024	-
	285,087	27-Feb-2018	9.48	27-Feb-2025	34,210
Ivor M. Ruste (Retired)	172,170	21-Feb-2012	38.73	21-Feb-2019	-	131,561	1,262,987	206,947
	161,812	20-Feb-2013	32.76	20-Feb-2020	-
	192,311	19-Feb-2014	28.37	19-Feb-2021	-
	192,311	23-Feb-2015	22.22	23-Feb-2022	-
	192,311	02-May-2016	19.89	02-May-2023	-
	192,311	04-Apr-2017	14.95	04-Apr-2024	-
	129,385	27-Feb-2018	9.48	27-Feb-2025	15,526

Notes:

(1)	The number of securities underlying unexercised Options includes both vested and unvested Options.
(2)	The value of unexercised in-the-money Options is based on the December 31, 2018 closing price of the Common Shares on the TSX of $9.60.
(3)

The number of shares/units of shares that have not vested include the amount of PSUs granted to the NEOs in 2016, 2017 and 2018 plus the number of dividend equivalents credited in 2016, 2017 and 2018 associated with those PSUs granted, rounded to the next whole unit. The PSUs and associated dividend equivalents become eligible to vest based on achievement of relative TSR for all outstanding PSU grants, as discussed under Long-Term Incentives in the Executive Compensation Program Design section of this Circular and may not become eligible to vest and may be cancelled. The RSUs and associated dividend equivalents vest after three years in accordance with the provisions of the respective grant agreements.

(4)

The market or payout value of share-based awards that have not yet vested assumes target performance is achieved and is based on the December 31, 2018 closing price of a Common Share on the TSX of $9.60 and the actual number of units (not rounded).

(5)

The market or payout value of vested share-based awards not paid out or distributed represents annual incentive plan amounts paid in the form of DSUs to Mr. Ruste for 2009, to Mr. Zieglgansberger and Mr. Reid upon promotion, and Mr. Pourbaix upon new hire, and is based on the December 31, 2018 closing price of a Common Share on the TSX of $9.60.

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Incentive Plan Awards – Value Vested or Earned During the Year

This table provides the value of option-based and share-based awards that vested during 2018 for each of the NEOs and the value of non-equity incentive plan compensation earned by each of the NEOs in 2018.

Name	Option-based Awards Value Vested During the Year(1) ($)	Share-based Awards Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year(3) ($)
Alexander J. Pourbaix	-	-	880,000
Jonathan M. McKenzie(4)	-	-	402,324
Harbir S. Chhina	-	-	444,080
J. Drew Zieglgansberger	-	124,719	413,270
Alan C. Reid	-	124,719	356,200
Ivor M. Ruste (Retired)(5)	-	-	-

Notes:

(1)	The value vested during the year is calculated on the assumption that the NEO exercised the option-based awards on the date they vested.
(2)	The value vested during the year is calculated as the number of PSUs and RSUs vested, multiplied by the December 29, 2017 closing price of the Common Shares on the TSX of $11.48.
(3)	Includes the amount of the annual performance bonus awards earned by the NEOs in 2018, as paid in 2019.
(4)	Mr. McKenzie was granted Option-based awards on April 5, 2018, none of which vested in 2018.
(5)	Mr. Ruste retired as Executive Vice-President & Chief Financial Officer of Cenovus as of April 30, 2018.

Defined Benefit Plan Table

The following table outlines the estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes under the DB Plan.

Name	Number of Years of Credited Service (#)		Annual Benefits Payable ($)		Opening Present Value of Defined Benefit Obligation(1) ($)	Compensatory Change(2) ($)	Non- Compensatory Change(3) ($)	Closing Present Value of Defined Benefit Obligation(1) ($)
			At Year End	At Age 65
Alexander J. Pourbaix(4)	-		-	-	-	-	-	-
Jonathan M. McKenzie(5)	-		-	-	-	-	-	-
Harbir S. Chhina	9.0833	(6)	165,316	276,032	2,179,644	261,925	49,400	2,490,969
J. Drew Zieglgansberger	9.0833	(6)	97,302	328,505	1,227,726	346,608	128,596	1,702,930
Alan C. Reid	9.0833	(6)	90,969	140,209	1,328,824	273,401	176,523	1,778,748
Ivor M. Ruste (Retired)(7)	8.4166	(6)(7)	131,047	131,047	2,108,971	82,441	76,599	2,268,011

Notes:

(1)

The defined benefit obligation (as defined by NI 51-102F6 Statement of Executive Compensation) on the date specified is determined using the same methodology and assumptions disclosed in the note to Cenovus’s consolidated financial statements.

(2)

Represents the projected pension earned for service during the year (service cost) net of employee contributions adjusted by gains or losses on the NEO’s entire defined benefit obligation when actual earnings differ from estimated. The amounts shown do not reflect payments made to the NEO during the year.

(3)	Includes interest on the defined benefit obligation for the period, employee contributions plus changes in the discount rate, inflation rate and other net experience as at December 31, 2018.
(4)

Mr. Pourbaix joined the DC Plan option effective December 1, 2017, therefore Mr. Pourbaix does not participate in the DB Plan, and his pension values are instead shown in the Defined Contribution Plan Table in this section.

(5)

Mr. McKenzie joined the DC Plan option effective May 1, 2018, therefore Mr. McKenzie does not participate in the DB Plan, and his pension values are instead shown in the Defined Contribution Plan Table in this section.

(6)	Effective July 1, 2012, NEO elected to join the new DB Plan option, with past service credited to December 1, 2009. Past service credit was offset by a return of employer contributions to the DC Plan.
(7)	Mr. Ruste retired as Executive Vice-President & Chief Financial Officer of Cenovus as of April 30, 2018.

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Defined Contribution Plan Table

The following table outlines the change in value of DC Plan holdings in 2018.

Name	Accumulated Value at Start of Year ($)	Compensatory(1) ($)	Accumulated Value at Year End(2) ($)
Alexander J. Pourbaix(3)	6,668	82,667	86,479
Jonathan M. McKenzie(4)	-	33,334	32,220
Harbir S. Chhina(5)	556,970	-	553,180
J. Drew Zieglgansberger(5)	238,554	-	234,170
Alan C. Reid(5)	284,940	-	282,358
Ivor M. Ruste (Retired)(5)(6)	311,764	-	-

Notes:

(1)	Employer contributions made during 2018.
(2)	Includes investment performance during 2018.
(3)	Mr. Pourbaix joined the DC Plan option effective December 1, 2017.
(4)	Mr. McKenzie joined the DC Plan option effective May 1, 2018.
(5)

Effective July 1, 2012, Mr. Ruste, Mr. Zieglgansberger, Mr. Chhina and Mr. Reid elected to join the DB Plan with past service credited from December 1, 2009 and are accruing benefits under the DB Plan. Cenovus no longer makes contributions to the DC Plan on behalf of these individuals.

(6)	Mr. Ruste retired as Executive Vice-President & Chief Financial Officer of Cenovus as of April 30, 2018.

Termination and Change of Control Benefits

We entered into change of control agreements with each of our NEOs. In addition, our NEOs receive the same treatment as other employees on a change of control in respect of PSUs and RSUs as outlined in the applicable grant agreements. In respect of Options, the change of control agreement provides that NEO’s have the ability to exercise Options on the earlier of the expiry date of the Options or 24 months following the date of termination. Cenovus has not entered into any other agreements with our NEOs providing for pre-determination of any payments in connection with termination of employment; any specific payments in connection with termination without cause would be determined at the time of termination in light of common law principles.

Change of Control Benefits

The change of control agreements that have been entered with our NEOs provide for a “double trigger” for payment of severance benefits in the event of a change of control. First, a change of control as defined in the agreement must occur. Secondly, the employment of the executive officer must terminate (other than for cause, disability, retirement or death), which would include termination of the executive officer for certain specified reasons such as a material reduction in responsibilities or in salary and benefits.

The change of control agreements with all of the NEOs provide for the following severance benefits should both aspects of the double trigger be activated (i.e. a change of control and termination of employment):

•	A lump sum severance payment representing the amount of salary and bonus for a period of
24 months based upon the average of the bonus payments paid to the NEO over the preceding three-year period.

•	Other compensation which includes investment plan matching, financial and retirement planning services, and health and wellness services for a period of 24 months.

•	LTIs (Options, PSUs and RSUs) vest in accordance with the terms of the respective grant agreement as follows: all Options would immediately vest and be available for exercise for a period of 24 months or the date of expiry of the Option, whichever is earlier; any RSUs would vest immediately and be paid out; PSUs would vest immediately and be paid out with the number of vested PSUs calculated based on an achievement multiplier of one times the number of PSUs granted, unless a previously determined achievement multiplier has been determined.

•	Pension benefits continue to accrue for a period of 24 months.

Long-Term Incentive Grant Agreements

For employees who are not party to a change of control agreement with the Corporation, the terms of the grant agreements applicable to each type of LTI on a change of control will apply such that Options will immediately vest and PSUs will become eligible and immediately vest based on target, meaning that the maximum number of PSUs will not vest but rather, one times the number of PSUs granted will vest in respect of any PSU grant for a performance period for which an achievement multiplier has not yet been determined.

Cenovus Energy Inc.	43	2019 Management Information Circular

- EXECUTIVE COMPENSATION -

Termination and Change of Control Benefits Table

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the NEOs pursuant to change of control agreements between the Corporation and each NEO, and pursuant to the Option Plan, our PSU Plan and our RSU Plan as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2018.

The table does not include the value of payments, payables and benefits already available to the NEO at December 31, 2018, such as Options, PSUs and RSUs that had already vested at such date. As at December 31, 2018, there are no other agreements in place between the Corporation and any of our NEOs providing for incremental payments, payables or benefits on termination (whether voluntary, involuntary or constructive), resignation or retirement. The change of control agreement between the Corporation and Mr. Ruste terminated upon his retirement from his role of Executive Vice-President & Chief Financial Officer of the Corporation as of April 30, 2018.

Name	Triggering Event	Payment ($)		Long-Term Incentives(1) ($)	Total ($)

Alexander J. Pourbaix	Termination Without Cause(2)(3)	-		-	-
	Termination With Cause(4)	-		-	-
	Change of Control	4,406,200	(5)	3,985,272	8,391,472
	Retirement/Resignation(6)	-		-	-
Jonathan M. McKenzie	Termination Without Cause(2)(3)	-		-	-
	Termination With Cause(4)	-		-	-
	Change of Control	2,480,400	(5)	1,988,028	4,468,428
	Retirement/Resignation(6)	-		-	-
Harbir S. Chhina	Termination Without Cause(2)(3)	-		-	-
	Termination With Cause(4)	-		-	-
	Change of Control	3,590,795	(7)	1,776,408	5,367,203
	Retirement/Resignation(6)	-		-	-
J. Drew Zieglgansberger	Termination Without Cause(2)(3)	-		-	-
	Termination With Cause(4)	-		-	-
	Change of Control(7)	2,433,474	(7)	1,246,008	3,679,482
	Retirement/Resignation(6)	-		-	-
Alan C. Reid	Termination Without Cause(2)(3)	-		-	-
	Termination With Cause(4)	-		-	-
	Change of Control	1,926,740	(7)	1,300,185	3,226,925
	Retirement/Resignation(6)	-		-	-

Notes:

(1)

The value of Long-Term Incentives is calculated by multiplying the number of options that would vest on a change of control by the difference between the grant price and $9.60, the closing price of a Common Share on the TSX on December 31, 2018, and then adding the number of PSUs and RSUs that would vest on a change of control multiplied by $9.60, the closing price of a Common Share on the TSX on December 31, 2018. No accelerated vesting occurs under other triggering events listed.

(2)	Represents termination of the employment of the NEO by Cenovus other than for cause.
(3)

The Corporation has not entered into any agreements, other than the change of control agreements, with the NEOs providing for pre-determination of any payments in connection with termination of employment; any specific payments in connection with termination without cause would be determined at the time of termination, in accordance with common law principles.

(4)	Represents termination of the employment of the NEO by Cenovus for cause.
(5)

Includes the incremental value of pension benefits. Mr. Pourbaix and Mr. McKenzie would be compensated based on an additional 24 months of pensionable service in the DC Plan. The incremental lump sum pension value is equal to eight percent of annual base salary plus bonus (capped at 40 percent of base salary) over the 24 months of additional service.

(6)	Represents voluntary retirement or voluntary resignation of the NEO.
(7)

Includes the incremental value of pension benefits. Pensionable earnings during the 24 month period is based on annual base salary plus the average of the annual performance bonus (capped at 40 percent of salary) in the three-year period preceding the change of control and termination of employment. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age the executive would have attained at December 31, 2020. This incremental lump sum pension value is equal to the difference between the actuarial present values of the executive’s pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2018. The discount rates used are 3.2 percent for ten years and 3.4 percent thereafter.

Cenovus Energy Inc.	44	2019 Management Information Circular

- EXECUTIVE COMPENSATION -

Executive Share Ownership Status

Ownership guidelines for Cenovus’s Executives are discussed under the heading “Executive Share Ownership Guidelines” in the Compensation Discussion and Analysis – Compensation Governance section of this Circular. The following table sets forth the share ownership guidelines and the value of the beneficial shareholdings of the Current Named Executives as at March 1, 2019, unless otherwise noted. The value used to calculate beneficial shareholdings is the average weighted purchase price in the case of share purchases, and the average weighted grant price in the case of DSU holdings. The use of purchase and / or grant price better reflects the value of each NEO’s actual investment choice in Cenovus share ownership, as opposed to what their prior investment is currently valued at.

Executive Share Ownership Summary
Name	Share Ownership Guideline	Value of Beneficial Shareholdings based on purchase price (Share Ownership Multiple)(1)	Status(2)
Alexander J. Pourbaix	6.0 times annual base salary	$9,244,694 (9.24)	In compliance
Jonathan M. McKenzie	3.0 times annual base salary	$448,481 (0.71)	In compliance
Harbir S. Chhina	3.0 times annual base salary	$12,613,768 (19.40)	In compliance
J. Drew Zieglgansberger	3.0 times annual base salary	$1,325,302 (2.20)	In compliance
Alan C. Reid	3.0 times annual base salary	$1,120,399 (2.15)	In compliance

Notes:

(1)

The value of beneficial shareholdings was determined using the average weighted purchase price in the case of common shares or the average weighted grant price in the case of DSUs. These values do not include Common Shares acquired since December 31, 2018 as a result of company matching of personal contributions pursuant to the Corporation’s investment plan.

(2)

Mr. Pourbaix has until November 6, 2019 to achieve the guideline of 6.0 times annual base salary. Messrs. McKenzie, Zieglgansberger and Reid have until April 5, 2023, June 2, 2021 and September 1, 2021 respectively to achieve the guideline of 3.0 times annual base salary.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no current or proposed director, executive officer or employee of Cenovus, or any former director, executive officer or employee of Cenovus, or any associate of any of the foregoing, is, or has been at any time during 2018, indebted to Cenovus or any of its subsidiaries, either in connection with the purchase of Cenovus’s securities or otherwise.

Cenovus Energy Inc.	45	2019 Management Information Circular

ADDITIONAL INFORMATION

For those shareholders who cannot attend the Meeting in person, we have made arrangements to provide a live webcast of the Meeting. Details on how shareholders may access the proceedings on the webcast will be found on our website cenovus.com and will also be provided in a news release prior to the Meeting. Our financial information is contained in our audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2018.

According to Canadian law, shareholder proposals can only be considered for the annual meeting of Common shareholders if they are submitted by a specific date. The final date by which Cenovus must receive shareholder proposals for the annual meeting of shareholders of Cenovus to be held in 2020 is November 30, 2019. All proposals should be sent by registered mail to the Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5.

Additional information concerning Cenovus, including financial information provided in our audited consolidated financial statements for the year ended December 31, 2018 and management’s discussion and analysis thereon, is available on SEDAR at sedar.com, on EDGAR at sec.gov and on our website at cenovus.com. Information on or connected to our website, even if referred to in this Circular, does not constitute part of this Circular. You may also send your request for copies of our financial statements and management’s discussion and analysis to the Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5.

If you have any questions about the information contained in this Circular or require assistance in completing your proxy form or voting instruction form, please contact our strategic shareholder advisors and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-888-518-6554 or by email at contactus@kingsdaleadvisors.com.

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

Call Toll-Free (within Canada): 1-888-518-6554

Call Collect (outside North America): 1-416-867-2272

E-mail: contactus@kingsdaleadvisors.com

The contents and the sending of this Circular have been approved by the Board.

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

Calgary, Alberta

March 1, 2019

Cenovus Energy Inc.	46	2019 Management Information Circular

SCHEDULE A SHAREHOLDER PROPOSAL

The following shareholder proposal was submitted by Fonds de Solidarité des Travailleurs du Québec (FTQ) for consideration at the 2019 annual meeting of shareholders:

Resolved:

That Cenovus Energy Inc. (“Cenovus”) set and publish science-based greenhouse gas (GHG) emissions reduction targets that are aligned with the goal of the Paris Agreement1 to limit global average temperature increase to well below 2 degrees Celsius relative to pre-industrial levels. These targets should cover the direct and indirect methane and other GHG emissions of Cenovus’ operations over medium and long-term time horizons. Such targets should be quantitative, subject to regular review, and progress against such targets should be reported to shareholders on an annual basis.

Supporting Statement:

The oil and gas industry is responsible for a significant portion of Canada’s total GHG emissions. Given the global shift towards a lower-carbon future and Canada’s commitment to reduce GHG emissions under the Paris Agreement, the oil and gas sector faces potentially significant exposure to climate-related transition risks and opportunities. These stem from factors such as

•	climate-related policies and regulations;

•	shifting market demand and access;

•	technological innovation and development.

The recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) offer a clear framework for companies to disclose how they are assessing and managing climate-related risks and opportunities. Global investors representing over $30 trillion USD in assets under management have called for large GHG emitting companies to align their reporting with the TCFD recommendations and take action to reduce GHG emissions across the value chain2. The TCFD recommendations include the disclosure of targets for key climate-related metrics such as GHG emissions and performance against these targets.

While Cenovus states that it “has long recognized the need to assess and manage climate change related risks3,” the company’s disclosure of GHG emissions reduction targets has been inconsistent, resulting in uncertainty for investors about how climate-related risks are being managed. In its 2016 Corporate Responsibility Report, Cenovus published a quantitative target of “a 33 percent reduction in our total upstream greenhouse gas (GHG) emissions intensity by 2026, compared with our January 2016 levels;” however, there is no mention of this target in the 2017 Corporate Responsibility Report or the 2018 report ‘Cenovus’ Carbon Disclosure’.

Cenovus shareholders require clear, consistent and comprehensive disclosure on the company’s plans to transition to a low-carbon future and how it is progressing against this objective. Establishing and reporting against GHG emissions reduction targets will provide investors with assurance and allow for more effective investor management and mitigation of climate-related risks.

The Board recommends voting AGAINST this proposal for the following reasons.

While the proposal aligns with Cenovus’s values relating to environmental performance and reducing greenhouse gas (“GHG”) emissions intensity, we believe that the approach contemplated in the proposal is not the best approach for Cenovus’s business nor is it aligned with the company’s focus on enhancing shareholder value.

As we have previously disclosed, and the Board and Management have discussed directly with a significant percentage of our shareholders, our current top priority is continuing to work toward our net debt target, while delivering safe and reliable operations and maintaining a commitment to our base dividend. As we move forward, using the capital allocation priorities we have communicated to our shareholders, we will continue to refine a business plan based on a disciplined approach to increased capital investment and, based on that business plan, identify appropriate environmental performance targets. Any target we set in the future will be aligned with our commitment to disciplined capital allocation, maintaining appropriate debt levels and growing shareholder value and returns.

Cenovus recognizes the growing concerns globally about the effects of climate change and shares the goal of reducing GHG emissions. Our oil sands assets are operated at an industry-leading GHG

1	International agreement adopted in December 2015 under the United Nations Framework Convention on Climate Change.
2	Climate Action 100+. http://www.climateaction100.org/
3	Cenovus Energy (April 2018). Cenovus’s Carbon Disclosure: Managing climate-related risks.

Cenovus Energy Inc.	A-1	2019 Management Information Circular

- SCHEDULE A -

emissions intensity that is comparable to the average barrel of crude oil refined in the United States. Through innovation and technology development, we have already reduced per-barrel GHG emissions at our oil sands operations by approximately one-third since 2004. The company has successfully deployed a continuous improvement approach to further reducing our upstream emissions intensity and continues to pursue technologies that have the potential for additional emissions intensity reductions at our operations. For example, we have ongoing investment in pilot projects for a solvent-aided process (“SAP”) at our oil sands operations, which we believe has the potential to significantly reduce the emissions intensity at our future steam-assisted gravity drainage (“SAGD”) operations if implemented on a commercial scale.

Cenovus has always and will continue to assess our approach to climate change risk management with a view to maximizing shareholder value. We employ risk management processes to ensure climate change risk is considered as part of our business strategy, and we manage climate change risk as part of our Enterprise Risk Management program. In addition, we continuously monitor our risk profile as well as industry best practices.

Cenovus has a history of comprehensive reporting on corporate sustainability, including publishing details on managing climate-related risk4 in our April 2018 Carbon Disclosure Report (“2018 Report”). The 2018 Report highlights strong future demand for liquid hydrocarbon resources under scenarios consistent with the goals of the Paris Agreement where global temperatures are not expected to exceed two degrees Celsius. The format of the 2018 Report follows the recommendations of the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures. It provides clear and comprehensive disclosure of how Cenovus assesses and manages its corporate resilience and climate-related risks and opportunities as the world transitions to a lower carbon future. We plan to continue to provide ongoing disclosure of this type in our annual corporate responsibility report.

Achieving the level of commitment contemplated by the Paris Agreement requires an integrated plan at a national and global level, with policies to guide the actions of governments, individuals and corporations to collectively work together toward the desired outcome. Our view is that it is an overly demanding request, and contrary to the best interests of shareholder value, to require an individual company to unilaterally set targets that would attempt to anticipate how the commitments of the Paris Agreement will be achieved at the national and global level.

The Paris Agreement has been ratified by the government of Canada (“GOC”) and has led the GOC to develop a regulatory system under the Pan-Canadian Framework on Clean Growth and Climate Change (the “National Framework”) to meet its commitment to the Paris Agreement.

Under the National Framework, the GOC has recognized that the Alberta Climate Leadership Plan will contribute to Canada meeting its Paris Agreement Commitments. Cenovus’s operations are subject to provincial legislation developed under the Alberta Climate Leadership Plan and recognized under the National Framework and, as such, are aligned with Canada’s adoption of, and commitments made under, the Paris Agreement.

Under the Alberta Climate Leadership Plan, our oil sands operations are subject to a regulated quantitative oil sands emissions target of approximately 56 kg per barrel of oil produced. This target is based on a top quartile oil sands emissions intensity on a per barrel basis and will become more stringent over time. As a company we steward toward this target and have consistently demonstrated best in industry emissions intensity performance and generated emissions reduction credits as a result of our performance. In addition to the oil sands emissions target, we are subject to a quantitative sector-wide 45 percent methane reduction target, mandated under the Alberta Climate Leadership Plan, and also steward toward that target. As such, the company is already subject to, and complies with, quantitative emissions performance reduction targets under the Paris Agreement, aligned with the National Framework and the Alberta Climate Leadership Plan.

While the spirit of the shareholder proposal is consistent with Cenovus’s corporate values and its demonstrated emissions intensity performance in its operations, after discussing our priorities with shareholders, the Board believes that the approach to setting environmental performance targets requested in the proposal is not the right approach for the company and the creation of shareholder value. We believe that the right approach for Cenovus is to focus on its environmental performance measures, including GHG emissions intensity, based on business plans for disciplined growth and the capital allocation priorities that the company has committed to its shareholders. As such, we recommend voting against the proposal.

4	https://www.cenovus.com/responsibility/docs/cenovus-carbon-disclosure.pdf

Cenovus Energy Inc.	A-2	2019 Management Information Circular

SCHEDULE B SUMMARY OF STOCK OPTION PLAN AND ADDITIONAL COMPENSATION PLAN INFORMATION

ADDITIONAL INFORMATION ON THE STOCK OPTION PLAN

Eligibility Approved by shareholders in 2009, our Stock Option Plan was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the Stock Option Plan.

Insiders The number of Common Shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security-based compensation arrangements shall not exceed 10 percent of the number of Common Shares then outstanding, calculated on a non-diluted basis, and the aggregate number of Common Shares issued to insiders pursuant to all of our security-based compensation arrangements, within any one year period, shall not exceed 10 percent of the number of the Common Shares outstanding, calculated on a non-diluted basis.

Administration The HRC Committee is the administrator of the Stock Option Plan, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach tandem stock appreciation rights (“TSARs”) or net settlement rights (“NSRs”) to Options. Subject to regulatory requirements, the terms, conditions and limitations of Options granted under the Stock Option Plan will be determined by the HRC Committee and set out in an option agreement.

Exercise Price The price for Common Shares that may be purchased through the exercise of Options shall be fixed by the HRC Committee for each Option, but shall not be less than the “Market Value” of the Common Shares. Effective January 1, 2018, the Board approved an amendment to the definition of “Market Value” so that it is based on a volume weighted average trading price on an exchange for the prior five trading days (provided that at least a board lot of Common Shares has traded) instead of closing price on the day of exercise. If a board lot has not traded, the average of the bid and ask prices on such a day will be used. This change is consistent with generally accepted governance best practices, including TSX recommendations, as it is considered less sensitive to trading irregularities than using a single trading day closing price. Shareholder approval was not sought for such amendment because it was approved by the Board in accordance with the specific amendments provision of the Stock Option Plan. The exercise price for Options granted prior to January 1, 2018 are to be at least the market price of the Common Shares at the grant date, calculated as the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the Option is made, or, if the Common Shares shall not have traded that day, on the next preceding day on which Common Shares were traded.

Vesting The HRC Committee has the right to determine at the time of grant whether a particular Option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Options generally vest 30 percent on the first anniversary, 30 percent on the second anniversary and 40 percent on the third anniversary of the grant.

Expiry Each Option (unless sooner terminated in accordance with the terms, conditions and limitations of the option agreement) shall be exercisable during such period, not exceeding seven years from the date the Option was granted, as the HRC Committee may determine.

TSARs Options may have associated TSARs which entitle the optionholder to surrender the right to exercise his or her Options to purchase a specified number of Common Shares and to receive cash or Common Shares (at our discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the Options, multiplied by the number of optioned Common Shares surrendered, less applicable withholdings. Where TSARs are exercised, the rights to the underlying Common Shares are forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new Option grants.

Net Settlement Rights NSRs entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the Options to purchase a specified number of Common Shares and to receive, in exchange, Common Shares. The optionholder will receive the number of Common Shares equal in value to the closing price of a Common Share on the TSX on the last trading day preceding the date of surrender of the Options and contemporaneous exercise of the associated NSRs, less the grant price of the Option then multiplied by the number of Options surrendered, less applicable withholdings.

Cenovus Energy Inc.	B-1	2019 Management Information Circular

- SCHEDULE B -

Adjustments Adjustments will be made to the exercise price of an Option, the number of Common Shares delivered to an optionholder upon exercise of an Option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Options granted under the Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Cessation of Entitlement Upon termination of employment unvested options and vested Options that are not exercised or surrendered by the end of the Termination Exercise Period shall be forfeited. If a participant retires before attaining the age 60, unvested Options and vested Options that are not exercised or surrendered by the end of the retirement exercise period shall be forfeited. If a participant dies, any unvested Options that do not vest within 12 months of the participant’s date of death shall be forfeited.

Non-Assignable and No Rights as a Shareholder An Option may be exercised only by the optionholder and is not assignable, except on death or incapacitation. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Option or otherwise through the holding of Common Shares. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of an Option expires during, or within ten business days following, a period when Option exercising is prohibited by Cenovus (the “Blackout Period”), then the exercise period of such Option will be extended to the date which is ten business days after the last day of the Blackout Period (the “Blackout Extension Period”), after which time such Option shall expire and terminate.

Amendments – Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Stock Option Plan in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any Option previously granted. Any amendment to be made to the Stock Option Plan is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the Stock Option Plan or a specific Option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

(i)	extending or, in the event of a change of control, retirement, death or disability, accelerating the terms of vesting applicable to any Option or group of Options;

(ii)	altering the terms and conditions of vesting applicable to any Option or group of Options;

(iii)	changing the termination provisions of the Stock Option Plan or any Option, provided that the change does not provide for an extension beyond the original expiry date of such Option;

(iv)	accelerating the expiry date in respect of an Option;

(v)	determining the adjustment provisions pursuant to the Stock Option Plan (See Adjustments above);

(vi)	amending the definitions contained within the Stock Option Plan and other amendments of a “housekeeping” nature; and

(vii)	amending or modifying the mechanics of exercise of an Option or TSAR.

Amendments –  Shareholder Approval Approval by shareholders of Cenovus will be required for amendments that relate to:

(i)	accelerating the terms of vesting applicable to any Option or group of Options other than in the event of a change of control, retirement, death or disability;

(ii)	any increase in the number of Common Shares reserved for issuance under the Stock Option Plan;

(iii)	any reduction in the grant price or cancellation and reissue of Options;

(iv)	any extension of the term of an Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(v)	any increase to the length of the Blackout Extension Period;

(vi)	the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

(vii)	any allowance for the transferability or assignability of Options other than for estate settlement purposes;

(viii)	amendments to the specific amendment provision of the Stock Option Plan; and

(ix)	amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Cenovus Energy Inc.	B-2	2019 Management Information Circular

- SCHEDULE B -

ADDITIONAL INFORMATION REGARDING THE STOCK OPTION PLAN AND OUR EQUITY COMPENSATION PLANS

The following table provides certain details regarding Cenovus’s equity compensation plans as at December 31, 2018:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under option equity compensation plan (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	34,484,283	26.29	22,918,496
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	34,484,283	26.29	22,918,496

The Stock Option Plan is our only compensation plan under which equity securities have been authorized for issuance. As of December 31, 2018, there were an aggregate of 34,484,283 Options outstanding under the Stock Option Plan. As of 2011, Options with net settlement rights only have been granted.

As of March 1, 2019, the number of Common Shares held beneficially by Cenovus directors and executive officers, Common Shares held by employees under Cenovus’s savings plans, together with the total number of Common Shares reserved for issuance under employee optionholdings, amount to approximately 70 million Common Shares, representing approximately 5.72 percent of outstanding Common Shares. In addition, directors, executive officers and employees held 1,556,604 DSUs, 6,870,855 PSUs and 9,868,714 RSUs.

Shares Reserved for Issuance A maximum of 64 million Common Shares have been reserved for issuance under the Stock Option Plan, representing approximately 5.21 percent of the total number of outstanding Common Shares as at December 31, 2018. There were 34,484,283 Options outstanding under the Stock Option Plan and 22,918,496 Options available for grant, representing approximately 2.81 percent and 1.87 percent, respectively, of the total number of outstanding Common Shares as at December 31, 2018. During the year ended December 31, 2018, an aggregate of 3,949,582 Options were granted, representing approximately 0.32 percent of the total number of outstanding Common Shares as at December 31, 2018. Common Shares reserved for previously granted Options that expire or terminate without having been fully exercised may be reserved for a subsequent Option.

Burn Rate for Stock Option Plan for 2016, 2017 and 2018 In 2018 there were 3,949,582 Options granted, which resulted in a burn rate of 0.3214 percent; in 2017 there were 3,536,708 Options granted, which resulted in a burn rate of 0.3208 percent; and in 2016 there were 3,645,550 Options granted, which resulted in a burn rate of 0.4375 percent.

Cenovus Energy Inc.	B-3	2019 Management Information Circular

SCHEDULE C

CORPORATE GOVERNANCE

BOARD OF DIRECTORS – INDEPENDENCE OF BOARD MEMBERS

Our Board is responsible for determining, at least annually, whether or not each director is independent within the meaning set forth in NI 58-101. Generally, the Board considers a director to be independent if that director has no direct or indirect material relationship with the Corporation which could reasonably be expected to interfere with the exercise of the director’s independent judgment. In its review, the Board considers and analyzes the existence, materiality and effect of all relationships of our directors with the Corporation, including business, family and other.

Mr. Daniel, our current Board Chair, is independent, and our Board is currently composed of 12 directors, 11 of whom are independent, including Messrs. Rampacek and Taylor who will be retiring from the Board this year and will not stand for re-election. Ms. Kinney, our new director nominee, is also independent. Mr. Pourbaix, as our President & Chief Executive Officer, is not independent and is the only member of our Board who is also a member of Management. Each committee of the Board, being the Audit Committee, the HRC Committee, the NCG Committee, the Reserves Committee and the SER Committee, is composed entirely of independent directors.

At Cenovus, the roles of Board Chair and President & Chief Executive Officer are separate. The Board Chair manages the affairs of the Board, including working with the President & Chief Executive Officer to ensure effective relations among directors, shareholders, other stakeholders and the public. A detailed description of the Board Chair’s key responsibilities is set out in the Chair of the Board of Directors and Committee Chair General Guidelines, which can be found at cenovus.com.

All Board and Committee meetings include a scheduled session with only independent directors and no members of Management present, to facilitate open and candid discussion among independent directors.

BOARD OF DIRECTORS’ ROLE

The fundamental responsibility of our Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board of Directors’ Mandate (the “Board Mandate”) sets out the key responsibilities of our Board in its stewardship and includes the primary responsibilities described below.

Chief Executive Officer Performance Our Board is responsible for appointing the President & Chief Executive Officer and monitoring the President & Chief Executive Officer’s performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value.

Strategic Plan Our Board is responsible for the annual review and approval of our strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the strategy review. Our Board discusses and reviews with Management all materials relating to the strategic plan and receives updates from Management on the strategic plan throughout the year. Management is required to seek our Board’s approval for any transaction considered to have a significant impact on our strategic plan.

Each year our Board conducts two separate strategy sessions with Management. The Board discusses with Management high level matters which, with a longer term perspective, may affect our business. The sessions assist Management in its preparations for the development of the annual strategic plan.

Compensation Our Board approves the compensation of the President & Chief Executive Officer and of the executive officers. For a description of the process by which compensation for the Corporation’s named executive officers is determined, see the Compensation Discussion and Analysis section of this Circular.

Risk Management Cenovus is exposed to a number of risks through the pursuit of our strategic objectives. Some of these risks impact the oil and gas industry as a whole and others are unique to our operations. Our Board is responsible for ensuring an adequate system of internal control exists to identify our principal risks, including operational risks, and to monitor the process to manage such risks. In accordance with this responsibility, the Board approves our enterprise risk management program, which establishes a systematic process for identifying, measuring, prioritizing and managing risk across Cenovus. All risks are assessed for their potential impact on the achievement of Cenovus’s strategic objectives as well as their likelihood of occurring. Risks are analyzed through the use of a risk matrix and other standardized assessment tools. The Board oversees the implementation of the enterprise risk management program by Management and provides oversight for risk management activities.

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Communications Our Board is responsible for approving communications policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

We provide detailed information on our business, operating and financial results in accordance with our continuous disclosure requirements under applicable securities laws. News releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as SEDAR at sedar.com and the database maintained by the SEC known as EDGAR at sec.gov. These documents and other information are also available on our website at cenovus.com.

Our Board receives regular reports on any key issues. Procedures to facilitate feedback from shareholders include the following:

(a)	meetings and communications with shareholders pursuant the Board Shareholder Communication & Engagement Policy;

(b)	shareholders may send comments via email to investor.relations@cenovus.com;

(c)

a confidential and, where desired, anonymous Integrity Helpline to report concerns by email to integrity.helpline@cenovus.com, by telephone to 1-877-760-6766, or by written correspondence to our corporate offices at 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5; and

(d)	our transfer agent and registrar, Computershare, has a website www.computershare.com/Cenovus and a toll-free number (1-866-332-8898) to assist shareholders.

Expectations of Directors The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review. Our Board has a Code of Business Conduct & Ethics for directors, officers, employees, contractors and consultants, and monitors compliance with the code, and approves any waivers of the code for officers and directors. For more information on our Code of Business Conduct & Ethics, see Ethical Business Conduct –Code of Business Conduct & Ethics in this Corporate Governance section of this Circular.

Corporate Governance Our Board is responsible for establishing an appropriate system of corporate governance, including policies and practices to ensure the Board functions independent from Management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. Our Board has established clearly defined limits with respect to Management’s authority. The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to our Board with respect to all aspects of corporate governance.

The Board Mandate is set out below and is available on our website at cenovus.com.

BOARD OF DIRECTORS’ MANDATE

The fundamental responsibility of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

•	Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•	Ensure that processes are in place for the Corporation to mitigate environmental impacts, address health and safety matters that may

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arise with our activities, and operate in a manner consistent with recognized standards.

•	Ensure that an adequate system of internal control exists.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

•	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•	Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•	Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•	Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the code and approve any waivers of the code for officers and directors.

Board Process/Effectiveness

•	Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•	Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•	Approve the nomination of directors.

•	Provide a comprehensive orientation to each new director.

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.
•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•	Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•	In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

POSITION GUIDELINES

The Board has approved general guidelines for the President & Chief Executive Officer, the Board Chair and the Chairs of each Board committee, which are each available on our website at cenovus.com.

President & Chief Executive Officer The President & Chief Executive Officer’s fundamental responsibility is the general direction and management of the business and affairs of Cenovus, in accordance with the corporate strategy and objectives approved by the Board and within the authority limitation delegated by the Board. Our Board is responsible for monitoring the President & Chief Executive Officer’s performance against mutually agreed upon corporate objectives directed at maximizing shareholder value. For additional information, see the Compensation Discussion and Analysis section of this Circular.

Board Chair The fundamental responsibility of the Board Chair is to effectively manage the affairs of the Board, ensuring it is properly organized, functions effectively and meets its obligations and responsibilities, including those relating to corporate governance matters.

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Committee Chairs The fundamental responsibility of the Chair of any Board committee is to effectively manage the duties of the committee, ensuring that it is properly organized, functions effectively and meets its obligations and responsibilities.

BOARD ASSESSMENT AND RENEWAL

We have processes in place for assessing and renewing our Board. Board assessment involves established practices for the regular evaluation of the effectiveness of the Board, Board committees and each director. Board renewal entails procedures for identifying skills, expertise and experience that are required to effectively manage Cenovus’s business activities and processes to identify, evaluate and recommend qualified candidates to the Board.

The NCG Committee is responsible for assessing the effectiveness and contribution of our Board, Board committees and individual directors. As part of its process, the Chair of the Board meets periodically with each director to discuss the effectiveness of our Board, Board committees and each director. To assist the Chair in the review, each director is required to complete an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. The assessments include a review of an individual director’s knowledge, skills, experience and meaningful contributions, as well as considering the strengths that each director’s gender, ethnicity, age and other distinctions bring to the Board. In 2017, the assessments were independently administered for the NCG Committee by Deloitte LLP.

The Chair of the NCG Committee also meets periodically with the Chair of the Board to discuss his effectiveness as Chair and as a member of our Board. The NCG Committee assesses the adequacy of information given to directors, communication between our Board and Management and the processes of our Board and Board committees.

The NCG Committee recommends to our Board any changes that would enhance the performance of our Board based on all of the NCG Committee’s assessments.

The ongoing process of Board composition review and renewal involves the use of a skills matrix, which helps the NCG Committee and the Board identify any gaps in the skills, expertise and industry experience identified as being most important to Cenovus following a review of recommended best practices, the Board Mandate, the Board Diversity Policy, Cenovus’s long-term plan and peer group disclosure.

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KEY SKILLS AND EXPERIENCE, RESIDENCY, TENURE AND AGE RANGE

The following charts and table summarize the key skills and experience of each director together with their residency, tenure and age range.

Skills & Experience	Susan F. Dabarno	Patrick D. Daniel[(1)]	Jane E. Kinney[(2)]	Harold N. Kvisle	Steve F. Leer	Keith A. MacPhail	Richard J. Marcogliese	Claude Mongeau	Alexander J. Pourbaix[(3)]	Charles M. Rampacek[(4)]	Colin Taylor[(4)]	Wayne G. Thomson	Rhonda I. Zygocki	Total Directors[(2)(4)] (#)
	Director													
Senior Level Oil & Gas Industry Experience		✓		✓		✓	✓		✓	✓		✓	✓	8
Chief Executive Officer Experience	✓	✓		✓	✓	✓		✓	✓	✓	✓			9
Strategic Planning & Execution	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	All
Operational & Resource Development		✓		✓		✓						✓	✓	5
Refining				✓			✓			✓				3
Marketing & Transportation		✓		✓	✓	✓		✓	✓	✓				7
Financial, Accounting & Capital Markets	✓	✓	✓		✓		✓	✓	✓	✓	✓	✓	✓	10
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	All
Human Resources, Compensation & Organizational Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	All
Government & Stakeholder Relations	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	11
Governance	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	11
Safety, Environment & Health		✓		✓	✓	✓	✓	✓	✓	✓		✓	✓	10
Committee Membership														
Audit	●	●	–	●				●			Chair	●		6
Human Resources and Compensation		●	–		●	●	●			●			Chair	6
Nominating and Corporate Governance	●	●	–	●	Chair	●		●						6
Reserves	●	●	–		●	●					●	Chair		6
Safety, Environment and Responsibility		●	–	●			●	●		Chair			●	6

Notes:

(1)

As Board Chair, Mr. Daniel serves as an ex officio non-voting member of the Audit Committee, the HRC Committee, the NCG Committee, the Reserves Committee, and the SER Committee, by standing invitation, and may vote when necessary to achieve quorum.

(2)	Ms. Kinney is not currently a member of the Board and therefore has not been appointed as a member of any committee of the Board.
(3)	As a member of Management, Mr. Pourbaix does not serve on any standing committee of the Board.
(4)	Messrs. Rampacek and Taylor are retiring from the Board and will not stand for re-election.

The NCG Committee maintains an active program to consider potential director candidates to further progress Board renewal at Cenovus. The NCG Committee and the Board recognize the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The NCG Committee and the Board also recognize that a director’s experience and knowledge of Cenovus’s business is a valuable resource. Accordingly, the Board believes that Cenovus and its shareholders are better served with the regular assessment of the effectiveness and contribution of the Board, Board committees and individual directors together with periodic Board renewal, rather than on arbitrary age and tenure limits. Accordingly, the Board does not have a formal term limit or retirement policy for directors.

Director Nominee Identification Process

The NCG Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to corporate governance and nomination issues by reviewing such issues and making recommendations to the Board as appropriate.

One of the NCG Committee’s most important responsibilities is to identify, evaluate and recommend candidates for the Board. The NCG

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Committee receives and evaluates suggestions for candidates from individual directors and the President & Chief Executive Officer. The NCG Committee also has the authority to retain search firms for the purpose of identifying appropriate director candidates for consideration and may, upon approval by a majority of its members, engage any outside resources deemed advisable.

The Board believes that its membership should be composed of highly qualified directors who demonstrate integrity and suitability for overseeing Management. Accordingly, all Board appointments are made on merit, in the context of the skills, expertise, experience and independence which the Board as a whole requires to be effective. Cenovus recognizes and embraces the benefits of having a diverse Board which includes and makes good use of differences in the skills, expertise, industry experience, gender, ethnicity, age and other distinctions between directors. Accordingly, consistent with the Board Diversity Policy, the NCG Committee considers these differences in determining the optimum composition of the Board and aims to balance them appropriately.

To support these goals, as part of the annual performance evaluation of the effectiveness of the Board, Board committees and individual directors and when identifying suitable candidates for appointment to the Board, the NCG Committee reviews the skills matrix which illustrates the skills, expertise and industry experience identified as being most important to Cenovus that are possessed by directors currently standing for election, as well as diversity criteria and other distinctions between such directors.

DIVERSITY

Cenovus recognizes and embraces the benefits of having a diverse Board. A truly diverse Board will include and make good use of different skills, expertise, industry experience, gender, ethnicity, age and other distinctions between directors.

In February 2015, the Board adopted the Board Diversity Policy (available on our website at cenovus.com). The Board Diversity Policy recognizes the contribution that diversity makes to prudent decision-making and strategic thinking and includes a commitment to identify and nominate candidates for director who are highly qualified based on their skills, expertise and experience and to consider diversity criteria, including gender, ethnicity, age and other distinctions between directors, when determining the optimum composition and evaluating the effectiveness of the Board. The Board Diversity Policy includes an aspirational target to have at least one-third female independent members of the Board by 2020 and commits the

Board to periodically, but at least once every five years, consider the need for a renewal program intended to achieve what the Board believes to be a then desirable distribution of skills, age, gender and other distinctions and, if deemed necessary, embark upon a program to effect concomitant changes in Board composition. Based upon its experience in candidate searches, the NCG Committee believes that such changes can be made over reasonable and appropriate periods of time.

While diversity is an important and valuable consideration in assessing potential candidates for appointment to the Board, all appointments are made on merit in the context of the skills, expertise

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and experience the Corporation requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available and as a result cannot commit to selecting a candidate where diversity is a decisive factor above all other considerations.

The Board continues to engage in an active Board renewal process, led by the NCG Committee, and has engaged the services of an external search firm for identification of potential candidates. There has been a specific focus in the search process on identifying well qualified female candidates and acquiring the skills, expertise and experience the Corporation requires as its business and business environment evolves. The NCG Committee and the Board are satisfied that all of the new director candidates selected as part of this Board renewal process have been the right candidates for the Board based on the skills, expertise and experience the Corporation requires.

Consideration Given to the Representation of Women in Executive Officer Appointments One of the fundamental responsibilities of our Board is to appoint a competent executive team and to oversee the management of the business. The Board recognizes the importance of diversity, including gender, and is committed to identifying and appointing executive officers who are highly qualified based on their skills, expertise and industry experience and to considering diversity criteria, including gender, ethnicity, age and other distinctions, when appointing executive officers.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions Cenovus is committed to gender diversity on its Board and in executive officer positions, and its obligations under its Board Diversity Policy. While diversity, including gender diversity, is an important and valuable consideration in assessing potential candidates for appointment to the Board and to executive officer positions, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available, which may mean adding male or female candidates, and as a result cannot commit to selecting a candidate whose gender is a decisive factor above all other considerations. Accordingly, the Board has not adopted a formal target to be achieved by a specified date for the gender composition of the Board or executive officers.

Gender Diversity on the Board and in Executive Officer Positions As at December 31, 2018, two of twelve (17 percent) of the Board members and one of eight (13 percent) of the executive officers of the Corporation are women. Since 2015, when Cenovus adopted its Board Diversity Policy, the number of female Board members has increased from one (11 percent of the Board as of December 31, 2014).

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

The NCG Committee is responsible for implementing procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of our Board.

Orientation We have a formal program for new directors regarding, among other things, the role of the Board, its committees and directors and the nature and operation of our business. It includes a series of interviews and orientation sessions with senior management, including overviews of major producing properties and areas of operations. As part of the formal orientation, new directors meet with each Cenovus Leadership Team member to overview the Corporation’s business. In addition to the formal program, new members to our Board are encouraged to conduct their own due diligence through independent meetings with our Board Chair, our President & Chief Executive Officer or any other director they may choose. Directors are also provided with opportunities throughout the year to meet with Management for informal question and answer discussions.

Continuing Education We provide continuing education opportunities for all directors so that individual directors can enhance their skills as directors and strengthen their understanding of our

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business environment. Opportunities during 2018 included the following:

•	In July, directors attended a Reserves Workshop presented by Cenovus staff. All board members were in attendance with the exception of Ms. Zygocki who was not available to attend.

•	In October, directors attended a Safety, Environment and Responsibility Tour of our Christina Lake facilities. All board members were in attendance with the exception of Messrs. Leer, Mongeau and Pourbaix who were not available to attend. In addition, directors attended an Integration Strategy Workshop presented by Cenovus staff. All board members were in attendance with the exception of Ms. Dabarno and Messrs. Kvisle and Taylor who were not available to attend.

•	In December, directors attended a Diversity, Inclusion and Harassment Workshop presented by Cenovus staff. All board members were in attendance. In addition, Messrs. Kvisle, MacPhail and Thomson attended a Subsurface Technological Workshop presented by Cenovus staff.

In addition to ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director. All such external programs are approved by the Board Chair.

ETHICAL BUSINESS CONDUCT

We have a set of guiding principles and values outlining the basis on which we operate as a high performance, principled corporation. These principles and values, in conjunction with our Corporate Responsibility Policy, establish our commitment to conducting business ethically and legally. The President & Chief Executive Officer, in accordance with his position guidelines, fosters a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Code of Business Conduct & Ethics The Code of Business Conduct & Ethics applies to all directors, officers, employees, contractors and consultants. The Code of Business Conduct & Ethics makes specific reference to the protection and proper use of our assets, fair dealings with our stakeholders, detection and prevention of fraud and compliance with laws and regulations. All of our directors, officers, employees, contractors and consultants are asked to review the Code of Business Conduct & Ethics and confirm on an annual basis that they understand their individual responsibilities and agree to its requirements. Any waiver of the Code of Business Conduct & Ethics for officers or directors may only be made by our Board and will be promptly disclosed to shareholders as required by law. The Code of Business Conduct & Ethics is available on our website at cenovus.com.

Investigations Practice We have an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate our policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, the Investigations Committee conducts, reviews and oversees investigations. The Investigations Committee also refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The applicable Board committees, including specifically the Audit Committee, receive quarterly summaries on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Board committees will report any significant or material investigations to our Board.

Integrity Helpline We have an Integrity Helpline which provides an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Helpline orally or in writing and may be made confidentially or anonymously. Concerns reported through the Integrity Helpline relating to violations of policies or practices are handled in accordance with the Investigations Practice. A report of investigations and Integrity Helpline complaints, which preserves confidentiality and anonymity, is prepared on a quarterly basis and provided to the applicable Board committees at regularly scheduled Board committee meetings.

Conflicts of Interest In addition to the statutory obligations of directors to address conflict of interest matters, we have established a protocol to assist our executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to confirm an individual director’s potential conflict with the President & Chief Executive Officer, provide advice to the Board Chair for advance notice to the affected director, ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Disclosure, Confidentiality and Employee Trading We have a policy on disclosure, confidentiality and employee trading that governs the conduct of all staff, contractors, consultants and directors and restricted trading and insider guidelines for directors and senior officers.

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OTHER PUBLIC COMPANY BOARD MEMBERSHIPS

Our Board has not adopted a formal policy limiting the number of outside directorships of our directors. However, our Audit Committee Mandate specifies that directors may not simultaneously serve on the audit committees of more than two other public companies unless the Board first determines such service will not impair the ability of the director to effectively serve on our Audit Committee.

The table below sets out the other reporting issuers for which Cenovus directors and director nominees serve as directors as at March 1, 2019, and the stock exchange on which such issuers are listed.

Director / Nominee	Reporting Issuer	Stock Exchange(s)
Susan F. Dabarno	Manulife Financial Corporation	TSX, NYSE, Philippine Stock Exchange
Patrick D. Daniel	Canadian Imperial Bank of Commerce	TSX, NYSE
Jane E. Kinney(1)	None	-
Harold N. Kvisle	ARC Resources Ltd.	TSX
	Finning International Inc.	TSX
Steven F. Leer	Norfolk Southern Corporation	NYSE
	USG Corporation	NYSE
Keith A. MacPhail	Bonavista Energy Corporation	TSX
	NuVista Energy Ltd.	TSX
Richard J. Marcogliese	None	-
Claude Mongeau	TELUS Corporation	TSX, NYSE
	The Toronto-Dominion Bank	TSX, NYSE
Alexander J. Pourbaix	Trican Well Service Ltd.	TSX
Charles M. Rampacek	None	-
Colin Taylor	None	-
Wayne G. Thomson	Maha Energy Inc.	NASDAQ OMX First North Exchange
Rhonda I. Zygocki	None	-

Notes:

(1)	Ms. Kinney is a new director nominee.

Interlocking Board Memberships

The Board considers it to be a good governance practice to avoid interlocking relationships, if possible. The Board examines each situation on its own merits with a view to examine material relationships which may affect independence. As at March 1, 2019, none of the current directors or director nominees served together as directors on the boards of other reporting issuers.

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DIRECTOR MEETING ATTENDANCE

The attendance record of each individual who served as a member of the Board in 2018 for all Board meetings and meetings of standing committees of the Board held in 2018 is set out below.

Director	Board	Audit Committee	Human Resources and Compensation Committee		Nominating and Corporate Governance Committee	Reserves Committee	Safety, Environment and Responsibility Committee	Total
Susan F. Dabarno(1)	9/9	3/3	2/2		5/5	3/3	N/A	22/22 100%
Patrick D. Daniel(2)	9/9	5/5	4/4		5/5	3/3	3/3	29/29 100%
Ian W. Delaney(3)	4/4	N/A	2/2		2/2	N/A	0/1	8/9 89%
Harold N. Kvisle(4)	5/5	3/3	N/A		3/3	N/A	2/2	13/13 100%
Steven F. Leer(5)	9/9	2/2	4/4		5/5	1/1	N/A	21/21 100%
Keith A. MacPhail(6)	5/5	N/A	2/2		3/3	1/1	N/A	11/11 100%
Richard J. Marcogliese(7)	9/9	N/A	2/2		2/2	2/2	3/3	18/18 100%
Claude Mongeau(8)	8/9	5/5	N/A		5/5	2/2	N/A	20/21 95%
Alexander J. Pourbaix(9)	9/9	N/A	N/A		N/A	N/A	N/A	9/9 100%
Charles M. Rampacek(10)(11)	9/9	N/A	4/4		2/2	N/A	3/3	18/18 100%
Colin Taylor(10)(12)	9/9	5/5	N/A		2/2	3/3	N/A	19/19 100%
Wayne G. Thomson(10)(13)	9/9	5/5	N/A		2/2	3/3	N/A	19/19 100%
Rhonda I. Zygocki(10)(14)	8/9	N/A	4/4	(14)	2/2	N/A	3/3	17/18 94%
Total Meeting Attendance (%)	98%	100%	100%		100%	100%	93%	-
Board and Committee Overall Meeting Attendance:								224/227 99%

Notes:

(1)	Ms. Dabarno was a member of the HRC Committee until April 25, 2018, and was appointed a member of the Audit Committee as of the same date.
(2)

As Board Chair, Mr. Daniel serves an ex officio non-voting member of the Audit Committee, the HRC Committee, the NCG Committee, the Reserves Committee and the SER Committee, by standing invitation, and may vote when necessary to achieve quorum. Mr. Daniel served as Chair of the NCG Committee until October 30, 2018.

(3)	Mr. Delaney retired from the Board and as Chair of the HRC Committee as of April 25, 2018. Mr. Delaney was unable to attend the February 13, 2018 SER Committee meeting due to a scheduling conflict.
(4)	Mr. Kvisle was first elected as a director on April 25, 2018 and was appointed a member of the Audit Committee, the NCG Committee and the SER Committee as of the same date.
(5)

Mr. Leer was a member of the Audit Committee until April 25, 2018, and was appointed a member of the Reserves Committee as of the same date. He was appointed Chair of the NCG Committee on October 30, 2018.

(6)	Mr. MacPhail was first elected as a director on April 25, 2018 and was appointed a member of the HRC Committee, the NCG Committee and the Reserves Committee as of the same date.
(7)	Mr. Marcogliese was a member of the NCG Committee and the Reserves Committee until April 25, 2018, and was appointed a member of the HRC Committee as of the same date.
(8)

Mr. Mongeau was a member of the Reserves Committee until April 25, 2018, and was appointed a member of the SER Committee as of the same date. Mr. Mongeau was unable to attend a special telephone meeting of the Board of Directors on August 21, 2018 due to a conflicting travel schedule.

(9)	As a member of Management, Mr. Pourbaix does not serve on any standing committee of the Board.
(10)	Ms. Zygocki and Messrs. Marcogliese, Rampacek, Taylor and Thomson were members of the NCG Committee until April 25, 2018.
(11)	Mr. Rampacek is Chair of the SER Committee and was a member of the NCG Committee until April 25, 2018.
(12)	Mr. Taylor is Chair of the Audit Committee and was a member of the NCG Committee until April 25, 2018.
(13)	Mr. Thomson is Chair of the Reserves Committee. and was a member of the NCG Committee until April 25, 2018.
(14)

Ms. Zygocki was appointed Chair of the HRC Committee on April 25, 2018, following Mr. Delaney’s retirement. She was a member of the NCG Committee until April 25, 2018. Ms. Zygocki was unable to attend a special telephone meeting of the Board of Directors on August 21, 2018 due to a conflicting travel schedule.

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BOARD COMMITTEES

The Board’s committees assist the Board with fulfilling its fundamental responsibilities including oversight of management of the business with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. Each of the Board’s committees are comprised exclusively of independent directors. A brief summary of the committees’ duties that support the Board in accomplishing its responsibilities follows.

Committee Memberships

The following table identifies the standing committees of the Board and the members of each committee as at March 1, 2019:

Standing Committees
Director	Audit Committee (6 members)	Human Resources and Compensation Committee (6 members)	Nominating and Corporate Governance Committee (6 members)	Reserves Committee (6 members)	Safety, Environment and Responsibility Committee (6 members)
Susan F. Dabarno	✓		✓	✓
Patrick D. Daniel(1)	✓	✓	✓	✓	✓
Harold N. Kvisle	✓		✓		✓
Steven F. Leer		✓	Chair	✓
Keith A. MacPhail		✓	✓	✓
Richard J. Marcogliese		✓			✓
Claude Mongeau	✓		✓		✓
Alexander J. Pourbaix(2)	-	-	-	-	-
Charles M. Rampacek		✓			Chair
Colin Taylor	Chair(3)			✓
Wayne G. Thomson	✓			Chair
Rhonda I. Zygocki		Chair			✓
Number of Meetings in 2018	5	4	5	3	3

Notes:

(1)

As Board Chair, Mr. Daniel is an ex officio non-voting member of the Audit Committee, the HRC Committee, the NCG Committee, the Reserves Committee and the SER Committee, by standing invitation, and may vote when necessary to achieve quorum.

(2)	As a member of Management, Mr. Pourbaix is not a member of any standing committee of the Board.
(3)	Upon Mr. Taylor’s retirement and Mr. Mongeau’s re-election as a director, it is expected that Mr. Mongeau will be appointed Chair of the Audit Committee.

Description of Committees and Mandates

Audit Committee

The Audit Committee is responsible for overseeing and reviewing Cenovus’s risk management framework and Management’s identification of significant financial risks or exposures.

Members Colin Taylor (Chair), Susan F. Dabarno, Harold N. Kvisle, Claude Mongeau and Wayne G. Thomson. Patrick D. Daniel is an ex officio non-voting member of the Audit Committee.

The Audit Committee reviews our risk management framework and Management’s identification of significant financial risks or exposures and meets regularly to review reports and discuss significant risk areas with internal and external auditors. The Audit Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to oversight.

The Audit Committee’s primary duties and responsibilities are to oversee and monitor the effectiveness and integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting compliance, oversee audits of our financial statements, review and evaluate our risk management framework and related processes, including the supporting guidelines and practice documents, review and approve Management’s identification of principal financial risks and monitor the process to manage such risks, oversee and monitor our compliance with legal and regulatory requirements, oversee and monitor the qualifications, independence and performance of our external auditors and internal auditing group, provide an avenue of communication among the external auditors, Management, the internal auditing group and the Board, and report to the Board regularly.

The Audit Committee Mandate requires all members to be financially literate, as defined in National Instrument 52-110 Audit Committees. In particular and in accordance with SEC requirements, at least one member (“audit committee financial expert”)

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shall have demonstrated through relevant experience:

•	an understanding of accounting principles and financial statements;

•	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•	understanding and knowledge regarding preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and

•	an understanding of Audit Committee functions.

Messrs. Mongeau and Taylor have been determined by the Board to be audit committee financial experts.

Audit Committee members are not permitted to simultaneously serve on the audit committee of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on our Audit Committee, and required public disclosure is made.

Audit Quality The Audit Committee oversees and monitors the qualifications, independence and performance of our external auditors. In 2014, the Audit Committee conducted a comprehensive review of Cenovus’s external auditor, PricewaterhouseCoopers LLP, to ensure audit quality as required by the Audit Committee’s Mandate. The comprehensive review was prepared in accordance with guidance published by Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. The review covered the period from inception of Cenovus (December 1, 2009) to December 31, 2014 and focused on the following key factors affecting audit quality:

•	independence, objectivity and professional skepticism of the external auditor;

•	quality of the external auditor’s engagement team; and

•	quality of the communications and interactions between the Audit Committee and the external auditor.

The comprehensive review was completed and reported on in early 2015 and the Audit Committee determined it was satisfied with the audit quality provided by PricewaterhouseCoopers LLP.

In 2014, the Audit Committee oversaw the external audit partner rotation process. Effective upon the release of the consolidated financial statements of Cenovus for the year ended December 31, 2014 and the auditor’s report thereon, the audit partner responsible for Cenovus’s audit retired and a new audit partner with significant industry experience was designated. In accordance with applicable requirements, the audit partner is rotated at least every five years.

For further information about our Audit Committee and our Audit Committee Mandate, please see the Audit Committee section of our Annual Information Form for the year ended December 31, 2018, filed on SEDAR at sedar.com and available on our website at cenovus.com.

The Audit Committee Mandate is available on our website at cenovus.com.

Human Resources and Compensation Committee

The HRC Committee assists the Board in carrying out its responsibilities in respect of succession planning, senior management development and Management’s performance. The HRC Committee also assists the Board in carrying out its fiduciary responsibilities in reviewing pension matters and overseeing the investment management of saving and investment plans.

Members Rhonda I. Zygocki (Chair), Steven F. Leer, Keith A. MacPhail, Richard J. Marcogliese and Charles M. Rampacek. Patrick D. Daniel is an ex officio non-voting member of the HRC Committee.

The HRC Committee provides recommendations to our Board on succession planning, on senior management development and on the performance of Management. Annually, the HRC Committee measures Management’s performance and total compensation against the combined set of objectives comprised in our annual budget and our strategic plan. Our Board supports Management’s commitment to training and developing all employees.

The HRC Committee’s primary duties and responsibilities are to assist the Board in carrying out its responsibilities by reviewing compensation and human resources matters in support of the achievement of our business strategy and making recommendations to the Board, as appropriate. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to President & Chief Executive Officer compensation, evaluating the President & Chief Executive Officer’s performance against those goals and objectives and making recommendations to the Board with respect to the President & Chief Executive Officer’s compensation. The HRC Committee also assists the Board in carrying out its

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fiduciary responsibilities in reviewing pension matters and overseeing the investment management of our savings and investment plans.

Succession Planning The HRC Committee oversees succession planning for senior management at Cenovus. No less than annually, the HRC Committee, the President & Chief Executive Officer and the Senior Vice-President, Corporate Services, devote significant time to reviewing the performance of the senior leadership team and talent management activities, particularly succession plans and the internal talent pool, as well as planning for retirements and illness, disability and other unscheduled absences. This includes long-term planning for executive development and succession to ensure leadership sustainability and continuity. In June 2017, the Board of Directors established a CEO Search Subcommittee (the “Subcommittee”) of the HRC Committee and the NCG Committee, comprised of Ms. Zygocki (Subcommittee Chair), a member of the HRC Committee, and Messrs. Marcogliese and Thomson. The Subcommittee was responsible for retaining an executive recruiting firm, identifying suitable candidates and negotiating terms of an executive employment agreement, including compensation. Numerous informal meetings were held between June 2017 and October 2017.

The HRC Committee Mandate is available on our website at cenovus.com.

Nominating and Corporate Governance Committee

The NCG Committee assists the Board in carrying out its responsibilities with respect to corporate governance, including Board composition and nomination issues, director compensation and minimum shareholding guidelines for directors, by reviewing such issues and making recommendations to the Board as appropriate.

Members Steven F. Leer (Chair), Susan F. Dabarno, Harold N. Kvisle, Keith A. MacPhail and Claude Mongeau. Patrick D. Daniel is an ex officio non-voting member of the NCG Committee. The NCG Committee is comprised exclusively of independent directors.

Director Nomination The NCG Committee’s primary duties and responsibilities are to identify individuals qualified to become Board members, recommend to the Board proposed nominees for election to the Board at the next annual meeting of shareholders and develop and recommend to the Board corporate governance principles applicable to Cenovus. For more information on nomination of directors, see the Corporate Governance – Board Assessment Process and Corporate Governance – Board Renewal sections of this Circular.

Board Assessments The NCG Committee oversees the evaluation and assessment of the effectiveness and contribution of our Board as a whole, the Board committees and individual directors, including the Board Chair. For more information on our Board assessments and related processes, see the Corporate Governance – Board Assessment Process section of this Circular.

Director Compensation The NCG Committee’s mandate includes the responsibility to assist the board in reviewing and maintaining the directors’ compensation program, together with directors’ share ownership guidelines and any related disclosure. For more information on directors’ compensation, see the Director Compensation sections of this Circular.

Review of Governance Practices The NCG Committee also considers, develops and recommends corporate governance issues or principles for review, discussion or action by the Board or a Board committee, as appropriate. The NCG Committee reviews the mandates of Board committees on a periodic basis and makes recommendations, as appropriate, to the Board. The NCG Committee also monitors best practices among major Canadian and U.S. companies to help ensure we adhere to high standards of corporate governance.

The NCG Committee Mandate is available on our website at cenovus.com.

Reserves Committee

The Reserves Committee assists the Board in carrying out its responsibilities with respect to overseeing the evaluation and disclosure of Cenovus’s oil and gas reserves and resources.

Members Wayne G. Thomson (Chair), Susan F. Dabarno, Steven F. Leer, Keith A. MacPhail and Colin Taylor. Patrick D. Daniel is an ex officio non-voting member of the Reserves Committee. The Reserves Committee is comprised exclusively of independent directors. One hundred percent of our reserves are evaluated annually by independent qualified reserves evaluators.

The Reserves Committee’s primary duties and responsibilities are to review our procedures relating to the disclosure of information with respect to oil and gas activities (as defined in National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities (“NI 51-101”)), annually review the selection of the independent qualified reserves evaluators appointed to report to the Board on our oil and gas activities and annually review and approve the expected fees of the independent qualified reserves evaluators and review our annual reserves data prior to public disclosure.

The Reserves Committee Mandate is available on our website at cenovus.com.

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Safety, Environment and Responsibility Committee The SER Committee assists the Board in carrying out its oversight of responsibilities in respect of developing and implementing policies, standards and practices regarding corporate responsibility. These policies, standards and practices take into account, among other things, safety, social, environmental, ethical and economic considerations.

Members: Charles M. Rampacek (Chair), Harold N. Kvisle, Richard J. Marcogliese, Claude Mongeau and Rhonda I. Zygocki. Patrick D. Daniel is an ex officio non-voting member of the SER Committee. The SER Committee is comprised exclusively of independent directors.

In fulfilling its mandate, the SER Committee’s primary duties and responsibilities are to review, report and make recommendations to the Board with respect to our policies, standards and practices regarding corporate responsibility and our commitment to the integration into our affairs of the principles set forth in our Corporate Responsibility Policy, including safety, social, environmental, ethical and economic considerations.

The SER Committee Mandate and our Corporate Responsibility Policy are available on our website at cenovus.com.

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ADVISORY

Forward-Looking Information

This Circular contains forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the Corporation’s experience and perception of historical trends. This forward-looking information is identified by words such as “believe”, “expect”, “position”, “goal”, “plan”, “future”, “target”, “focus”, “potential”, “may”, “steward toward” or similar expressions and includes suggestions of future outcomes. Readers are cautioned not to place undue reliance on forward-looking information as the Corporation’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include assumptions disclosed in Cenovus’s current guidance, available at cenovus.com and other risks and uncertainties that could cause Cenovus’s actual results to differ materially, as identified in Cenovus’s Management’s Discussion and Analysis for the year ended December 31, 2018, and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, available on SEDAR at sedar.com, on EDGAR at sec.gov and on cenovus.com.

Information on or connected to the Corporation’s website cenovus.com does not form part of this Circular.

Non-GAAP Measures

This Circular contains references within the Corporate Scorecard to certain non-GAAP measures, including Adjusted Funds Flow, Free Funds Flow including A&D Activity, Adjusted EBITDA, Debt and Net Debt to Adjusted EBITDA. These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other issuers. These measures are used in our Corporate Scorecard in order to provide shareholders and potential investors, as well our Board and Management, with additional measures for analyzing our ability to generate funds to finance our operations and to provide information regarding our liquidity. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The definition and reconciliation, if applicable, of Adjusted EBITDA and Debt and Net Debt to Adjusted EBITDA is presented in Cenovus’s Management Discussion & Analysis for the year ended December 31, 2018. An additional reconciliation of Adjusted Funds Flow and Free Funds Flow, excluding A&D activity, is on page 128 of our Annual Report, available on SEDAR at sedar.com, on EDGAR at sec.gov and on our website at cenovus.com.

Cenovus Energy Inc.	Advisory	2019 Management Information Circular

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